SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

HELD ON APRIL 25, 2024

DATE, TIME, AND VENUE: Meetings of Companhia de Saneamento Básico do Estado de São Paulo (“Company” or “Sabesp”) held on April 25, 2024, at 11:00 a.m., exclusively online through the Ten Meetings Platform.

CALL NOTICE: The meetings were regularly called through the Call Notice published in the business section of the Official Gazette of the São Paulo State on March 23, 26, and 27, 2024, pages 10, 5 and 6, and 9 and 10 respectively, and in the Valor Econômico newspaper on March 23, 26, and 27, 2022, pages C9, A4, and B5, respectively.

MEETINGS HELD IN AN EXCLUSIVELY DIGITAL MANNER: The Annual and Extraordinary Shareholders’ Meetings were held exclusively online, via the Ten Meetings platform, without prejudice to the use of the remote voting form as a means to exercise voting rights, according to CVM Resolution 81, of March 29, 2022, as amended (“CVM Resolution 81”), as previously informed by the Company on the Call Notice and the Shareholders’ Meeting Guide. The Annual and Extraordinary Shareholders’ Meetings were recorded in full and, under paragraph 1 of Article 47 of CVM Resolution 81, the shareholders who participated in the Meetings through the electronic system were considered as attending members and signatories of these minutes.

ATTENDANCE: Shareholders representing 81.48% and 81.52% of the Company’s total voting shares attended the Annual and Extraordinary Shareholders' Meeting, respectively, as confirmed by (i) the access records to the electronic platform made available by the Company; and (ii) the valid remote voting forms received through the Depository Center of B3 S.A. - Brasil, Bolsa, Balcão, the bookkeeping agent of the shares issued by the Company, and the forms sent directly to the Company, according to CVM regulations. The Chair and the Secretaries formalized the registration of shareholders’ attendance based on the signatures on these minutes.

The meeting was also attended by Eduardo Person Pardini, Coordinator of the Statutory Audit Committee and Independent Board member of Sabesp, André Isper Rodrigues Barnabé, Fiscal Council member of Sabesp, Dario Vieira Lima and Peterson Ribeiro Castro, representatives of BDO RCS Auditores Independentes SS Ltda., Catia Cristina Teixeira Pereira, Chief Financial Officer and Investor Relations Officer, Marcelo Miyagui, Head of Accounting, Virginia Tavares Ribeiro, Head of Sustainability and Corporate Governance, Priscila Costa da Silva and John Emerson da Silva, Analysts of the Investor Relations Department, Carolina Alves Cardoso Santos, Consulting Department, Beatriz Helena Almeida Silva Lorenzi, Corporate Division, Carla Cristina Mancini and Melissa Martuscelli, lawyers of the Legal Affairs Department, Denise Rita Sylvestre, Advisor, Gerson Yaçumassa, Analyst of the Corporate Governance Department, Ronaldo Carlos Leite, Corporate Governance Department, Luiz Roberto Tiberio, Head of Investor Relations, Victor Guita Campinho and Caroline Couto Matos, members of the law firm Cescon Barrieu.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

PRESIDING: Chair: Karla Bertocco Trindade. Secretaries: Marialve de Sousa Martins and Fernanda Cirne Montorfano Gibson.

PUBLICATION: The Management Report and Financial Statements, accompanied by the Fiscal Council’s Opinion, Independent Auditor’s Report on the Financial Statements, and Summarized Annual Report of the Statutory Audit Committee for the fiscal year ended December 31, 2023, were published in the Valor Econômico newspaper, pages E23 and E42, on March 23, 24, and 25, 2024, and on the Official Gazette of the São Paulo State, Book 2, pages 1 to 19 of the electronic version, of March 23, 2024. The documents above were also made available to shareholders at the Company’s headquarters and on the websites of the Company, CVM, and B3, together with the Management Proposal and other pertinent documents, according to applicable legislation.

AGENDA:

ANNUAL SHAREHOLDERS’ MEETING

I. Take Management accounts, examine, discuss, and vote on the Company’s financial statements for the fiscal year ended December 31, 2023, accompanied by the Annual Management Report, Independent Auditors’ Report, Fiscal Council’s Opinion, and Summarized Annual Report of the Audit Committee.

II. Resolve on the allocation of the net income for the fiscal year ended December 31, 2023, and on the distribution of dividends.

III. Set the number of members who will compose the Board of Directors for a term of office until the Annual Shareholders’ Meeting to be held in 2026.

IV. Elect the Board of Directors members for a term of office until the Annual Shareholders’ Meeting to be held in 2026 and appoint the Chair of the Board of Directors.

V. Resolve on the eligibility of the independent members of the Board of Directors regarding the rules established in the Novo Mercado Regulations of B3 S.A. – Brasil, Bolsa, Balcão, and CVM Regulation 80/2022.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

VI. Set the number of members who will compose the Fiscal Council for a term of office until the Annual Shareholders’ Meeting to be held in 2025.

VII. Elect the Fiscal Council members for a term of office until the Annual Shareholders’ Meeting to be held in 2025.

EXTRAORDINARY SHAREHOLDERS' MEETING

I. Appoint members to the Audit Committee.

II. Elect the members of the Eligibility Committee.

III. Set the overall annual compensation of Management, Audit Committee members, and Fiscal Council members for the 2024 fiscal year.

IV. Amend item XXII of Article 14 of the Company’s Bylaws to update the authority threshold of the Board of Directors to approve the execution of certain legal transactions.

V. Amend the Bylaws by (a) excluding the current Article 32 to remove the advisory responsibilities of the current Eligibility and Advisory Committee, (b) amending the current Article 33 for simplification of the rules regarding the body, and (c) amending item XI of Article 14, the main section of Article 31, Article 40 and Chapter IX to exclude the expression “and Advisory” when referring to the Eligibility Committee.

VI. Consolidate the Company’s Bylaws, with adjustments to cross-references and the numbering of the Articles to reflect the resolutions of items (IV) and (V) on the Agenda.

CLARIFICATIONS: The matters on the agenda were analyzed by the State Capital Defense Council (CODEC), according to CODEC Opinion 027/2024, of April 24, 2024, whose voting instructions were submitted by the representatives of the shareholder São Paulo State Treasury (“State”), Laura Baracat Bedicks and Bruna Tapie Gabrielli.

DOCUMENT READING: The reading of the documents related to the agenda of the Meetings was waived, according to Articles 133 and 134 of Law 6,404/76, as the aforementioned documents were timely made available to the Company’s shareholders. The reading of the instructions for the remote voting map was also waived, according to paragraph 4 of Article 48 of CVM Resolution 81, and copies were made available during the meeting for consultation by those attending the meeting.

DRAWING UP AND PUBLICATION OF THE MINUTES: Shareholders approved (i) the drawing up of these minutes in summary form, according to paragraph 1 of Article 130 of Law 6,404/76, with the right to present separate votes, which, after being received by the presiding board of this Meeting, will be filed at the Company's headquarters; and (ii) the publication of the minutes omitting shareholders’ signatures, according to paragraph 2 of Article 130 of Law 6,404/76.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

RESOLUTIONS: After analyzing the matters on the agenda, shareholders resolved:

I. To approve, by a majority vote of the attending shareholders, with 94.53% of votes cast in favor, represented by 526,459,170 shares; 0.09% of votes cast against, represented by 506,944 shares; and 5.38% of abstentions, represented by 29,941,016 shares, Management accounts and the Company’s financial statements for the fiscal year ended December 31, 2023, accompanied by the Annual Management Report, Independent Auditors’ Report, Fiscal Council’s Opinion, and Summarized Annual Report of the Audit Committee.

Record the following manifestation of the representative of the shareholder São Paulo State Treasury: “Regarding the financial statements, BDO RCS Auditores Independentes SS Ltda. provides an unqualified opinion on its Report stating that they ‘properly present, in all relevant matters, the Company’s parent company and consolidated equity and financial position as of December 31, 2023, the individual and consolidated performance of their operations, and individual and consolidated cash flows for the year then ended, according to the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB)”. Accordingly, considering the report issued by the Independent Auditor, the favorable opinions of the Audit Committee and members of the Board of Directors and Fiscal Council, and the information from the technical body of this Board that did not show any non-compliance, the representative of the State approved the matter.

II. To approve, by a majority vote of the attending shareholders, with 98.76% of votes cast in favor, represented by 549,987,008 shares; 0.89% of votes cast against, represented by 4,935,307 shares; and 0.36% of abstentions, represented by 1,984,917 shares, the proposal for allocation of the net income for the 2023 fiscal year, of R$ 3,523,531,017.92, as follows: (i) 5% to be invested in the creation of the Legal Reserve, in the amount of R$ 176,176,550.90; and (ii) R$ 836,838,616.76 to be distributed as minimum mandatory dividends, and R$ 147,688,998.55 as additional dividends. The remaining balance, of
R$ 2,362,826,851.71, will be transferred to the “Profit Reserve for Investments”.

Minimum mandatory dividends and additional dividends, of R$ 984,527,615.31, will be paid as interest on equity on June 24, 2024, to shareholders listed on the Company's shareholder base on April 25, 2024.

In this item, the representative of the São Paulo State stated that Article 192 of Law 6,404/1976 establishes that “together with the financial statements for the year, the Company’s management bodies shall submit to the annual shareholders’ meeting, subject to the provisions of Articles 193 to 203 and the Bylaws, a proposal for the allocation of the net income of the year”.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Accordingly, the representative of the State approved the allocation of the net income as described below and in detail to the approval above:

NET INCOME FOR THE YEAR	R$ 3,523,531,017.92
Legal Reserve (5% of the Net Income for the Year)	R$ 176,176,550.90
Dividend Calculation Basis	R$ 3,347,354,467.02
DIVIDENDS	R$ 984,527,615.31
- Minimum Mandatory Dividend - Interest on Equity	R$ 836,838,616.76
- Additional Dividends - Interest on Equity	R$ 147,688,998.55

PROFIT RESERVE FOR INVESTMENTS	R$ 2,362,826,851.71

III. To approve, by a majority vote of the attending shareholders, with 99.63% of votes cast in favor, represented by 554,833,484 shares; 0.01% of votes cast against, represented by 82,379 shares; and 0.36% of abstentions, represented by 1,991,267 shares, the composition of the Company’s Board of Directors at 11 (eleven) members, of which 9 (nine) members to be elected at a majority election, 1 (one) member to be elected in a separate voting process by minority shareholders, and 1 (one) employees’ representative, under Article 9 of the Company’s Bylaws, for a term of office until the Annual Shareholders' Meeting to be held in 2026.

IV. Before moving on to the election of members to the Board of Directors, the Meeting Chair informed that the adoption of the multiple-vote process was not required by shareholders representing more than 5% of the Company’s capital stock. Then, the Board asked the attending shareholders if they wanted to present another slate to participate in the election in addition to the one indicated in the Management Proposal. Given that no new candidates were presented, the Board moved on to the election by starting with the separate election and then to the general election. After the shareholders’ opinion, the following members were elected to the Board of Directors for a term of office until the Annual Shareholders' Meeting to be held in 2026, and the Chair of the Board of Directors was also chosen:

In a separate election, as provided for in Article 239 of Law 6,404/76, Mr. GUSTAVO ROCHA GATTASS, Brazilian, married, Economist, identification document (RG) 10.605.617-9, IFP/RJ, enrolled in the individual taxpayer’s ID (CPF) under number 070.302.477-95, domiciled at Av. Epitácio Pessoa, nº 4560, City and State of Rio de Janeiro, CEP: 22471-004, was elected with 200,274,627 votes. The other candidate that participated in the separate election, Mr. LUIZ SÉRGIO PEGORARO, Brazilian, married, Civil Engineer, enrolled in the individual taxpayer’s ID (CPF/MF) under number 827.669.248-68, received 135 votes.

In a separate election, as provided for in Article 9 of the Company’s Bylaws, Mr. Aurélio Fiorindo Filho, Brazilian, married, Engineer and Business Administrator, identification document (RG) 16.946.107-5, SSP/SP, enrolled in the individual taxpayer’s ID (CPF) under number 089.136.948-16, domiciled at Rua Marechal Barbacena, 1221, apto.12, Vila Reg. Feijó, City and State of São Paulo, CEP: 03333-000 was elected as the employees’ representative.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

The following candidates were elected at the general voting:

a)	Ms. KARLA BERTOCCO TRINDADE, Brazilian, married, Administrator and Lawyer, identification document (RG) number 13.205.097-3, SSP/SP, individual taxpayer’s ID (CPF) number 260.211.228-36, domiciled at Av. Higienópolis, 1048, apto.35, Consolação, City and State of São Paulo, CEP: 01238-000, was designated as the Chair of the Board of Directors, under paragraph 3 of Article 8 of the Company’s Bylaws, with 94.36% of votes cast in favor, represented by 475,589,940 shares; 1.05% of votes cast against, represented by 5,266,926 shares; and 4.59% of abstentions, represented by 23,147,769 shares;
b)	Mr. NERYLSON LIMA DA SILVA, Brazilian, married, Economist, identification document (RG) number 3.249.051, SSP/DF, individual taxpayer’s ID (CPF) number 821.475.664-20, domiciled at SQNW 303, Bloco L, apto.205, Setor Noroeste, Brasília/DF, CEP: 70683-855;
c)	Mr. ANTONIO JÚLIO CASTIGLIONI NETO, Brazilian, married, Lawyer and Attorney to the Espírito Santo State, identification document (RG) 1.336.869 SSP/ES, individual taxpayer’s ID (CPF) number 054.462.337-19, domiciled at Rua Gelu Vervloet dos Santos, 280, Jardim Camburi, City of Vitória, State of Espírito Santo, CEP: 29090-100;
d)	Mr. ANDERSON MÁRCIO DE OLIVEIRA, Brazilian, single, Lawyer, identification document (RG) number 5437309, SSP/PE, individual taxpayer’s ID (CPF) number 009.741.924-90, domiciled at Rua Senador Vergueiro, 219, Flamengo, City and State of Rio de Janeiro, CEP: 22230-000;
e)	Mr. ANDRÉ GUSTAVO SALCEDO TEIXEIRA MENDES, Brazilian, married, Engineer, identification document (RG) number 10.738.189-0, individual taxpayer’s ID (CPF) number 071.918.857-18, domiciled at Rua Costa Carvalho, 300, Pinheiros, City and State of São Paulo, CEP: 05429-000;
f)	Mr. EDUARDO PERSON PARDINI, Brazilian, married, Accountant, identification document (RG) number 8.460.863, individual taxpayer’s ID (CPF) number 040.288.598-83, domiciled at Av. Universitário, 585, apto.44, Alphaville, City of Santana de Parnaíba, State of São Paulo, CEP: 06542-089;
g)	Ms. KAROLINA FONSÊCA LIMA, Brazilian, domestic partnership, Accountant and Lawyer, identification document (RG) number 044.160.222.012-6, individual taxpayer’s ID (CPF) number 417.926.613-04, domiciled at Rua Osires, 03, apto.201, Jardim Renascença, City of São Luís, State of Maranhão, CEP: 65.075-775;
h)	Ms. ANA SILVIA CORSO MATTE, Brazilian, married, Lawyer, identification document (RG) number 10.355.696-5, SSP/SP, individual taxpayer’s ID (CPF) number 263.636.150-20, domiciled at Avenida Dulcídio Cardoso, 2500, Bloco 01, Apto. 1104, Barra da Tijuca, City and State of Rio de Janeiro, CEP: 22631-051; and

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

i)	Mr. EDUARDO FRANÇA DE LA PEÑA, Brazilian, married, Administrator, identification document (RG) number 9.000.163-7 DIC/RJ individual taxpayer’s ID (CPF) number 027.468.177-30, domiciled at Rua Jacques Felix, 450, Apt. 71ª, Vila nova Conceição, City and State of São Paulo, CEP: 04509-001.

We hereby record that the appointments of Messrs. Karla Bertocco Trindade (2nd term of office – 1st reappointment), Nerylson Lima da Silva (2nd term of office – 1st reappointment), Antonio Júlio Castiglioni Neto (2nd term of office – 1st reappointment), Anderson Márcio de Oliveira (2nd term of office – 1st reappointment), André Gustavo Salcedo Teixeira Mendes, as CEO, Eduardo Person Pardini (2nd term of office – 1st reappointment), Karolina Fonsêca Lima (2nd term of office – 1st reappointment), Ana Silvia Corso Matte (1st term of office), and Eduardo França de La Peña (1st term of office), had the due government authorization (Official Letters ATG 108, 147, and 153/24-CCC-AG), complied with necessary legal and statutory requirements, including those provided for in Federal Law 13,303/2016, and were certified by the Eligibility Committee (Process SEI 017.00004193/2023-48, that addresses the nomination of members to the Company's Board of Directors, as provided for in CODEC Resolution 03/2023), according to Article 31 of the Bylaws. Mr. Gustavo Rocha Gattass (1st term of office), elected at a separate voting process, as provided for in item I of paragraph 4 of Article 141 and Article 239 of Law 6,404/1976, and Mr. Aurélio Fiorindo Filho (1st term of office), elected at a separate voting process by the employees, complied with the necessary legal and statutory requirements, including those provided for in Federal Law 13,303/2016, and attested by the Eligibility Committee, under Article 31 of the Bylaws.

The Board members shall exercise their duties under the Bylaws, with a unified term of office until the meeting held to approve the 2025 accounts, and the investiture in the position shall observe the requirements, impediments, and procedures outlined in current regulations, which shall be verified by the Company upon investiture. The instruments of investiture (drawn up in the proper book) will be signed and the clearance statements will be filed at the Company's headquarters. Compensation will be set based on CODEC’s guidelines, as resolved at this General Shareholders’ Meeting. Regarding the declaration of properties, the applicable state regulations must be observed.

V. The following Board of Directors members were qualified as independent members of the Board of Directors for the purposes of the Novo Mercado Regulation and CVM Resolution 80, in addition to Mr. Gustavo Rocha Gattass, elected at a separate voting process:

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br
a)	Mr. Eduardo Person Pardini, with 99.13% of votes cast in favor, represented by 552,037,292 shares; 0.12% of votes cast against, represented by 676,888 shares; and 0.75% of abstentions, represented by 4,191,348 shares;
b)	Ms. Karolina Fonsêca Lima, with 99.15% of votes cast in favor, represented by 552,196,363 shares; 0.09% of votes cast against, represented by 517,817 shares; and 0.75% of abstentions, represented by 4,191,348 shares.
c)	Ms. Karla Bertocco Trindade, with 98.71% of votes cast in favor, represented by 549,693,895 shares; 0.39% of votes cast against, represented by 2,148,846 shares; and 0.91% of abstentions, represented by 5,062,787 shares.
d)	Ms. Ana Silvia Corso Matte, with 99.15% of votes cast in favor, represented by 552,196,363 shares; 0.09% of votes cast against, represented by 517,817 shares; and 0.75% of abstentions, represented by 4,191,348 shares; and
e)	Mr. Eduardo França de La Peña, with 98.89% of votes cast in favor, represented by 550,696,834 shares; 0.35% of votes cast against, represented by 1,956,017 shares; and 0.76% of abstentions, represented by 4,252,677 shares.

VI. To approve, by a majority vote of the attending shareholders, with 99.5% of votes cast in favor, represented by 554,079,579 shares; 0.00% of votes cast against, represented by 27,407 shares; and 0.5% of abstentions, represented by 2,798,515 shares, the composition of the Company’s Fiscal Council at 5 (five) sitting members and alternates in the same number.

VII. Elect the Fiscal Council members for a term of office until the Annual Shareholders’ Meeting to be held in 2025, as follows:

a)	In a separate voting process, as provided for in Article 240 of Law 6,404/1976, GISOMAR FRANCISCO DE BITTENCOURT MARINHO, Brazilian, married, Economist, identification document (RG) 05624530-1 IFP/RJ, individual taxpayer’s ID (CPF) number 804.095.557-20, domiciled at Avenida dos Flamboyants da Península, 300, Bloco 1, apto. 1501, Barra da Tijuca, City and State of Rio de Janeiro, CEP: 22776-070, and RICARDO BERTUCCI, Brazilian, married, Accountant, identification document (RG) 424.096 – SESP/RO, individual taxpayer’s ID (CPF) number 003.673.579-50, domiciled at Rua Marechal Deodoro, 630, 15º andar, City of Curitiba, State of Paraná, CEP: 04738-000, were elected with 208,003,287 votes as Sitting Fiscal Council member and Alternate Fiscal Council member, respectively.
b)	The general election elected the single slate created by the sitting and alternate candidates appointed to the Fiscal Council, with 349,316,679 votes:

Sitting Members: CARLOS AUGUSTO GOMES NETO, Brazilian, married, bachelor in Information Systems, identification document (RG) number 2.934.090 – SSP/DF, individual taxpayer’s ID (CPF) number 005.720.919-74, domiciled at Rua Tuiuti, 589 apto. 174, Bl 05, Tatuapé, City and State of São Paulo, CEP: 03081-900; EDUARDO ALEX BARBIN BARBOSA, Brazilian, married, Lawyer, identification document (RG) number 21.750.999-X – SSP/SP, individual taxpayer’s ID (CPF) number 246.377.168-29, domiciled at Rua Boa Vista, 170, 2º andar, Bloco 1, Centro Histórico, City and State of São Paulo, CEP: 01014-000; ANDRÉ ISPER RODRIGUES BARNABÉ, Brazilian, single, Lawyer, identification document (RG) number 47.871.103-7 SSP/SP, individual taxpayer’s ID (CPF) number 409.636.828-81, domiciled at Rua Atenas, 373, Barão Geraldo, City of Campinas, State of São Paulo, CEP: 13085-558; and NATÁLIA RESENDE ANDRADE ÁVILA, Brazilian, married, Federal Attorney, identification document (RG) number 408.3352 SSP/DF, individual taxpayer’s ID (CPF) number 731.102.641-53, domiciled at Av. Prof. Frederico Herman Júnior, 345, Alto de Pinheiros, City and State of São Paulo, CEP: 05459-010.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Alternate Members: respectively, GUSTAVO CARVALHO TAPIA LIRA, Brazilian, married, Administrator, identification document (RG) number 27.058.959.-3 SSP/SP, individual taxpayer’s ID (CPF) number 270.533.078-08, domiciled at Rua Tocantinópolis, 101, Vila Ribeiro de Barros, City and State of São Paulo, CEP: 05307-070; ITAMAR PAULO DE SOUZA JÚNIOR, Brazilian, married, Advertising professional, identification document (RG) number 30.413.675-X – SSP/SP, individual taxpayer’s ID (CPF) number 269.849.258-94, domiciled at Rua Octavio de Moraes Lopes, 71 ap.16 bloco-B, Jardim Sarah, City and State of São Paulo, CEP: 05382-070; DIEGO ALLAN VIEIRA DOMINGUES, Brazilian, single, Mechanical Engineer, identification document (RG) number 27.476.792-2, individual taxpayer’s ID (CPF) number 320.328.238-02, domiciled at Rua Corrientes, 280, Lapa, City and State of São Paulo, CEP: 05076-010; and PEDRO MONNERAT HEIDENFELDER, Brazilian, single, Attorney of the São Paulo State, identification document (RG) number 11.605.884-3 DETRAN/RJ, individual taxpayer’s ID (CPF) number 120.263.157-60, domiciled at Av. Prof. Frederico Herman Júnior, 345, Alto de Pinheiros, City and State of São Paulo, CEP: 05459-010.

The appointments of Messrs. Carlos Augusto Gomes Neto (1st term of office); Eduardo Alex Barbin Barbosa (2nd term of office – 1st reappointment); André Isper Rodrigues Barnabé (2nd term of office – 1st reappointment); Natália Resende Andrade Ávila (2nd term of office – 1st reappointment); Gustavo Carvalho Tapia Lira (2nd term of office – 1st reappointment); Itamar Paulo de Souza Júnior (2nd term of office – 1st reappointment); Diego Allan Vieira Domingues (2nd term of office – 1st reappointment); Pedro Monnerat Heidenfelder (2nd term of office – 1st reappointment) had the due government authorization (Official Letters ATG 108/24-CC, 147/24-CC, and 153/24-CC), complied with legal and statutory requirements, including those provided for in Federal Law 13,303/2016, were attested by the Eligibility Committee, under Article 31 of the Bylaws (Process SEI 017.00004192/2023-01, that addresses the nomination of members to the Company’s Fiscal Council, as provided for in CODEC Resolution 03/2023). Messrs. Gisomar Francisco de Bittencourt Marinho and Ricardo Bertucci, elected at a separate voting process, complied with the necessary legal and statutory requirements, including those provided for in Federal Law 13,303/2016, and attested by the Eligibility Committee, under Article 31 of the Bylaws.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

The elected Fiscal Council members shall perform their duties until the next Annual Shareholders’ Meeting. If a sitting member is unable to attend a meeting, the respective alternate must do so and, if the alternate member is absent, one of the other alternate members must be called. The investiture in the position shall observe the requirements, impediments, and procedures provided for in current regulations, which shall be verified by the Company upon investiture. Regarding the declaration of properties, the applicable state regulations must be observed.

EXTRAORDINARY SHAREHOLDERS' MEETING:

I. To approve, by a majority vote of the attending shareholders, with 99.33% of votes cast in favor, represented by 552,477,383 shares; 0.03% of votes cast against, represented by 180.497 shares; and 0.64% of abstentions, represented by 3,551,033 shares, according to Article 27 of the Company’s Bylaws, the appointment of the following members for the Audit Committee: EDUARDO PERSON PARDINI, Brazilian, married, Accountant, identification document (RG) number 8.460.863, individual taxpayer’s ID (CPF) number 040.288.598-83, domiciled at Av. Universitário, 585, apto.44, Alphaville, City of Santana de Parnaíba, State of São Paulo, CEP: 06542-089, as Coordinator and Financial Specialist, under paragraph four of Article 26 of the Company’s Bylaws; KAROLINA FONSÊCA LIMA, Brazilian, divorced, Accountant and Lawyer, identification document (RG) number 044.160.222.012-6, individual taxpayer’s ID (CPF) number 417.926.613-04, domiciled at Rua Osires, 03, apto.201, Jardim Renascença, City of São Luís, State of Maranhão, CEP: 65.075-775; and KARLA BERTOCCO TRINDADE, Brazilian, married, Administrator and Lawyer, identification document (RG) number 13.205.097-3, SSP/SP, individual taxpayer’s ID (CPF) number 260.211.228-36, domiciliada na Av. Higienópolis, 1048, apto.35, Consolação, City and State of São Paulo, CEP: 01238-000.

The appointments had the due government authorization (Official Letters ATG 108/24-CC, 147/24-CC, and 153/24-CC), complied with necessary legal and statutory requirements, including those provided for in Federal Law 13,303/2016 and State Decree 62,349/2016, and were attested by the Eligibility and Advisory Committee. The member appointed as coordinator complies with the requirement provided for in paragraph 3 of Article 26 of the Bylaws for having recognized experience in matters of corporate accounting. The members of the Audit Committee shall exercise their duties under the Company’s Bylaws, and the investiture in the position will observe the requirements, impediments, and procedures outlined in Law 6,404/76 and other current regulations, which shall be verified by the Company upon investiture. Compensation will be set based on CODEC’s guidelines, as resolved at this Shareholders’ Meeting. Regarding the declaration of properties, the applicable state regulations must be observed.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

II. To approve, by a majority vote of the attending shareholders, according to Article 33 of the Company’s Bylaws, the election of the following members for the Eligibility Committee: JARDEL ROLANDO ALMEIDA GARCIA, Brazilian, married, Lawyer, identification document (RG) number 09.893.746-9, individual taxpayer’s ID (CPF) number 074.389.068-10, domiciled at Rua Costa Carvalho, 300, Pinheiros, City and State of São Paulo, CEP: 05429-060, with 99.16% of votes cast in favor, represented by 552,535,515 shares; 0.08% of votes cast against, represented by 428,807 shares; and 0.76% of abstentions, represented by 4,241,476 shares; MICHAEL BRESLIN, Brazilian, married, bachelor in Data Processing, identification document (RG) number 22.190.791-9, individual taxpayer’s ID (CPF) number 249.839.528-88, domiciled at Rua Carlos Weber, 87 - Apto. 111, Torre B, Vila Leopoldina, City and State of São Paulo, CEP: 05303-000, with 99.14% of votes cast in favor, represented by 552,433,384 shares; 0.1% of votes cast against, represented by 578,807 shares; and 0.75% of abstentions, represented by 4,193,607 shares; and NILTON JOÃO DOS SANTOS, Brazilian, married, bachelor in Data Processing, identification document (RG) number 14.251.146-8, individual taxpayer’s ID (CPF) number 066.838.158-28, domiciled at Rua Euclides Pacheco, 1141, apto. 162, Tatuapé, City and State of São Paulo, CEP: 03311-002, with 99.13% of votes cast in favor, represented by 552,362,184 shares; 0.12% of votes cast against, represented by 650,007 shares; and 0.75% of abstentions, represented by 4,193,607 shares.

The appointments had the due government authorization (Official Letter ATG 151/24-CC-AG), complied with necessary legal and statutory requirements, including those provided for in Federal Law 13,303/2016 and State Decree 62,349/2016, and were attested by the Technical Note CODEC 003/2024 (Process SEI 017.00009901/2023-37, that addresses the appointment of members for the Company’s Eligibility and Advisory Committee, as provided for in CODEC Resolution 03/2023). Investiture in the positions shall be subject to the requirements, impediments, and procedures provided for in the Bylaws, including regarding the delivery of the declaration of properties. The Eligibility Committee members shall exercise their duties with no fixed term of office and are not entitled to any compensation.

III. To approve, by a majority vote of the attending shareholders with 93.45% of votes cast in favor, represented by 520,722,929 shares; 4.98% of votes cast against, represented by 27,767,454 shares; and 1.56% of abstentions, represented by 8,719,215 shares, the overall annual compensation of Management and members of the Audit Committee and Fiscal Council for 2024, as provided for in Articles 152 and 162 of Law 6,404/76, and Article 46 of the Bylaws, in the amount of up to R$ 10,548,666.11 (ten million, five hundred and forty-eight thousand, six hundred and sixty-six reais, and eleven centavos), under the terms of the Management Proposal.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

To record that the representative of the State voted to set the compensation, bonuses, benefits, and advantages for the Management (members of the Executive Board and Board of Directors), and for the members of the Fiscal Council and Audit Committee, under the Company’s institutional compensation policy, according to CODEC Resolution 001/2024, published in the Official Gazette of the São Paulo State on March 21, 2024, approving the maximum amount for the overall compensation, considering the current composition of the statutory bodies, which includes the overall compensation and other benefits contained in the aforementioned resolution, in addition to the corresponding charges, with individual monthly compensations as follows: R$ 60,000.00 for the Chief Executive Officer; R$ 50,000.00 for the Executive Officers;
R$ 11,464.20 for the Board of Directors members; R$ 19,107.00 for the Chair of the Board of Directors;
R$ 19,107.00 for the Audit Committee members, and R$ 6,582.00 for the Fiscal Council members. The matter was approved under these terms.

IV. To approve, by a majority vote of the attending shareholders, with 99.61% of votes cast in favor, represented by 555,013,548 shares; 0.02% of votes cast against, represented by 98.338 shares; and 0.38% of abstentions, represented by 2,097,824 shares, amend item XXII of Article 14 of the Company’s Bylaws to update the authority threshold of the Board of Directors from R$ 150,000,000.00 to R$ 166,500,000.00 for approval of the execution of certain legal businesses detailed in the aforementioned item.

The wording of the Bylaws with the amendment shall now be:

ARTICLE 14 – In addition to the duties provided by law, the Board of Directors shall also:

[...]

XXII. previously authorize the execution of any legal transactions when the amount involved exceeds R$ 166,500,000.00 (one hundred and sixty-six million and five hundred thousand reais), including the acquisition, disposal, or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, and associations with other legal entities. This amount will be updated at the beginning of each year, according to the variation of the IPCA-IBGE from the previous year, to be established at the minutes of the first Board of Directors’ Meeting of the respective year, after the index is made available, with rounding permitted.

V. Approve, by a majority vote of the attending shareholders, with 91.22% of votes cast in favor, represented by 508,292,051 shares; 8.29% of votes cast against, represented by 46,177,669 shares; and 0.49% of abstentions, represented by 2,739,991 shares, the reform of the Company’s Bylaws to implement the following changes: (a) exclude the current Article 32 to remove the advisory responsibilities of the current Eligibility and Advisory Committee; (b) amend the current Article 33 to simplify the rules related to the body; and (c) amend item XI of Article 14, the main section of Article 31, Article 40, and Chapter IX to exclude the expression “and Advisory” when referring to the Eligibility Committee.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

The aforementioned Articles shall have the following wordings:

ARTICLE 14 – In addition to the duties provided by law, the Board of Directors shall also:

[...]

XI. evaluate the Company’s Executive Officers, under item III of Article 13 of Federal Law 13,303/2016, and may receive methodological and procedural support from the Eligibility Committee;

CHAPTER IX

ELIGIBILITY COMMITTEE

ARTICLE 31 – The Company shall have an Eligibility Committee, responsible for overseeing the nomination and evaluation process of administrators and Fiscal Council members, under Article 10 of Federal Law 13,303/2016.

[...]

ARTICLE 32 – The Committee shall be composed of up to 3 (three) members, elected at a General Meeting, with no fixed term of office.

ARTICLE 39 – For the purposes of this chapter, “statutory bodies” include the Board of Directors, the Executive Board, the Fiscal Council, the Audit Committee, and the Eligibility Committee.

VI. To approve, by a majority vote of the attending shareholders, with 93.75% of votes cast in favor, represented by 522,405,235 shares; 5.76% of votes cast against, represented by 32,071,510 shares; and 0.49% of abstentions, represented by 2,732,966 shares, the consolidation of the Company’s Bylaws, under ATTACHMENT I hereto.

DISSENTING VOTES, VOTES CAST, AND ABSTENTIONS: The Presiding Board received and recorded the dissenting votes, votes cast, and abstentions, which will be filed at the Company.

CLOSURE AND SIGNATURE OF THE MINUTES: There being no further matters to address, the Chair adjourned the Annual and Extraordinary Shareholders’ Meetings, which were drawn up, read, approved, and signed by the Chair and Secretaries. The Chair and the Secretaries of the Presiding Board, according to paragraphs 1 and 2 of Article 47 of CVM Resolution 81, recorded the shareholders who participated in the Meetings through remote voting forms and through the digital platform made available by the Company, as listed in ATTACHMENT II.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

This is a free English translation of the minutes drawn up in the Book of Minutes of the Company’s Shareholders’ Meetings.

São Paulo, April 25, 2024.

Presiding:

KARLA BERTOCCO TRINDADE Chair
MARIALVE DE SOUSA MARTINS Secretary
FERNANDA CIRNE MONTORFANO GIBSON Secretary

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ATTACHMENT I

Consolidated Bylaws

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND TERM

ARTICLE 1 - The joint stock company called Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a constituent part of the indirect management of the State of São Paulo, being ruled by these Bylaws, by Federal Laws 6,404, of December 15, 1976, and 13,303, of June 30, 2016, and other applicable legal provisions.

Paragraph 1 – With the company’s listing on the Novo Mercado special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including the controlling shareholder, managers and members of the fiscal committee are subject to the provisions of the Novo Mercado Listing Rules of B3 (“Novo Mercado Rules”).

Paragraph 2 - The Company shall exist for an indefinite term.

Paragraph 3 - The Company’s headquarters are located at Rua Costa Carvalho, 300, in the capital of the state of São Paulo.

Paragraph 4 – Whenever necessary to achieve the corporate purpose and in view of its operation area, the Company may open, institute, maintain, transfer or close down branches, facilities, agencies, offices, main branches, representation or yet designate representatives, in respect to the legal provisions and regulations.

ARTICLE 2 – The Company’s main corporate purpose is to render basic sanitation services in view of its universal service in the state of São Paulo, without losing long-term financial sustainability, comprising the following activities: water supply, sanitary sewage, drainage and handling of urban rain water, urban cleaning and handling of solid waste, in addition to other related activities, including the planning, operation and maintenance of production systems, storage, preservation and trading of energy, to itself or third parties and trading of services, products, benefits and rights that, direct or indirectly, result from its assets, projects and activities, and it may also operate as a subsidiary anywhere in the country or abroad providing the services mentioned above.

Sole Paragraph – In order to carry out the corporate purpose, the Company may constitute wholly-owned subsidiaries, have a stake in investment funds and enter into a joint venture with, by any mean, other public or private corporations, including upon the acquisition of consortium or subscription of a minority or majority installment of the capital stock.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 3 –The capital stock is fifteen billion reais (R$15,000,000,000.00), fully subscribed and subscribed and paid-up, divided in six hundred and eighty-three million, five hundred and nine thousand, eight hundred and sixty-nine (683,509,869) exclusively one-class common shares, all registered, book-entry and with no par value.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 1 – The issuance of founder’s shares and preferred shares is forbidden.

Paragraph 2 – The Company may directly charge the shareholder the cost for the share transferring service, in view of the maximum limits established by the legislation in force, as well as authorize the very collection per trustee in charge of the maintenance of book-entry shares.

ARTICLE 4 – Each common share is entitled to one vote at the Shareholders’ General Meeting’s resolutions.

CHAPTER III

SHAREHOLDERS’ GENERAL MEETING

ARTICLE 5 – The Shareholders’ General Meeting shall be called, instated and shall resolve, pursuant to the law, on all matters of the Company’s interest.

Paragraph 1 – The Shareholders’ General Meeting shall also be called by the Chairman of the Board of Directors or by the majority of acting board members.

Paragraph 2 – The Shareholders’ General Meeting shall be chaired by the Chairman of the Board of Directors or, in case of absence, by any other attending member; the Chairman of the Board of Directors is responsible for appointing the member who shall replace him at presiding the Shareholders’ General Meeting.

Paragraph 3 – The chairman of the general meeting will choose, among the attendees, one or more secretaries, being allowed the use of own advisement in the company.

Paragraph 4 – The minutes of the general meeting shall be drawn up in the summary format, as provided for in article 130, paragraph 1, of the Federal Law 6,404/76.

Paragraph 5 – All documents to be analyzed or discussed at the general meeting must be available to the shareholders at the Company’s headquarters and at B3, at least one (1) month before the meeting.

Paragraph 6 – The proof of the conditions of shareholder may occur at any moment until the start of the Shareholders’ General Meeting, by means of the presentation of the identity document, the receipt issued by the depositary financial institution of the book-entry shares informing the respective number and, in the event of constitution of an attorney-in-fact, of the competent power of attorney with the notarized signature and granted for less than one year.

CHAPTER IV

MANAGEMENT OF THE COMPANY

ARTICLE 6 – The Company may be managed by the Board of Directors and by the executive board.

CHAPTER V

BOARD OF DIRECTORS

ARTICLE 7 – The board of directors is the joint resolution committee responsible for the superior guidance of the company.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Members, investiture and term of office

ARTICLE 8 – The Board of Directors shall be composed of a minimum of seven (7) and maximum of eleven (11) members, elected and removed from office by the General Meeting, all with a two (2)-year unified term of office as from the election date, allowing, at most, three (3) consecutive reappointments.

Paragraph 1 - Upon reaching the limit of reelections referred to in the head of this article, the member’s return to the Board of Directors may only occur after a period of two (2) years.

Paragraph 2 – The Company’s CEO shall integrate the Board of Directors, while holding such position.

Paragraph 3 – It will be incumbent upon the Shareholders’ General Meeting electing the Board of Directors to establish the total number of positions to be filled, within the maximum limit provided for in these Bylaws, and to appoint its Chairman, who cannot be the Company’s CEO that is also elected a board member.

Paragraph 4 – The controlling shareholder will be entitled to elect the majority of its members, pursuant to item “a” of Article 116, of Federal Law 6,404/1976.

Paragraph 5 – The minimum availability required from the Chairman of the Board of Directors shall correspond to thirty (30) hours per month.

Representative of the employees

ARTICLE 9 – The participation of one (1) representative of the employees in the Company’s Board of Directors, with the same term of office as the other members, is ensured.

Paragraph 1 – The representative member of the employees shall be chosen by the employees’ votes in a direct election, with prohibited automatic reappointment, with the administrative cooperation of the Company whenever requested.

Paragraph 2 – The Internal Regulation of the Board of Directors, when providing for the exercise as the employees’ representative, must strictly comply with the requirements and prohibitions of Article 17, of Federal Law 13,303/2016.

Representative of the Minority Shareholders

ARTICLE 10 – The participation of a representative of the minority shareholders in the Company’s Board of Directors, with the same term of office as the other members, is ensured, pursuant to Article 239 of Federal Law 6,404/1976, and of Article 19, of Federal Law 13,303/2016.

Independent Members

ARTICLE 11 – The Board of Directors will have the participation of at least two (2) or twenty-five (25%) percent of independent members, pursuant to the provisions of Article 22 of Federal Law 13,303/2016 and as established in the Novo Mercado Rules, and the characterization of the nominees for membership for the Board of Directors as an independent member shall be established by the Shareholders’s General Meeting that elects them.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 1 – The member elected by the minority shareholders through separate vote, will also be considered independent, pursuant to Article 141, Paragraphs 4 and 5 and Article 239 of Federal Law 6,404/1976, and Article 22, Paragraph 4, of Federal Law 13,303/2016.

Paragraph 2 – In case the application of the minimum percentage referred in the caput results in a fraction number of board members, such number shall be rounded to the immediately higher number.

Vacancy and replacements

ARTICLE 12 – In the event of vacancy in any position of the member of the Board of Directors before the end of the term of office, the Board of Directors itself may resolve on the choice of the substitute to complete the term of office of the replaced person and the resolution will be subject to the subsequent approval by the next Shareholders’ General Meeting.

Sole Paragraph – In the event of vacancy in the position of the Board member representative of the employees, the member shall be replaced by another representative of the employees, pursuant to Paragraphs 1 and 2 of Article 9 of these Bylaws.

Operation

ARTICLE 13 – The Board of Directors will meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever necessary to the Company’s interests.

Paragraph 1 – The Board of Directors’ meetings shall be called by its Chairman, or by the majority of acting Board members, upon writing or electronic correspondence to all Board members and also to the State, by means of the CODEC, in, at least, ten (10) days in advance and the call notice must include the date, time and matters of the agenda.

Paragraph 2 – The Chairman of the Board of Directors shall supervise so that the Board members individually receive, with the due antecedence in relation to the date of the meeting, the documentation with the necessary information to allow the discussion and resolution of the agenda.

Paragraph 3 – The Board of Directors’ meetings shall be instated upon the attendance of the majority of its acting Members, being the Chairman incumbent of presiding the activities or, in his absence, another Board member appointed by him.

Paragraph 4 – The Chairman of the Board of Directors, at his own initiative or at the request of any Board member, may convene the Company’s executive officers to attend the meetings and provide clarifications or information on the matters to be resolved on. The requests must be addressed to the Company's CEO, and the call notice must include the date, time and matters of the agenda.

Paragraph 5 – The matters submitted to the appraisal of the Board of Directors shall be instructed with the approved proposal of the executive board or of the competent bodies of the Company, and with the legal opinion, whenever necessary for the examination of the matter.

Paragraph 6 – The annual or extraordinary meeting shall be held in person and may, if so resolved by the Chairman of the Board of Directors or by the majority of the acting Board members, be held by means of teleconference, videoconference or other qualified means of will manifestation of the absent Board member, whose vote will be considered valid for all effects, without adverse effects to the subsequent drawing up and execution of the respective minutes.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 7 – The Board of Directors shall resolve by majority of votes of the attending members of the meeting, prevailing, in case of tie, the proposal that counts on the vote of the Board member presiding the activities.

Paragraph 8 – The meetings of the board of directors will have as secretary whoever their chairman appoints and all resolutions will be recorded in minutes drawn up and registered in the proper book, and a copy of them must immediately be included in the SIEDESC.

Paragraph 9 – The extract of the minutes shall be filed in the trade board and published, whenever it has resolutions destined to produce effects before third parties.

Duties

ARTICLE 14 – In addition to the duties provided by law, the Board of Directors shall also:

I.	to approve the strategic planning, including the updated long-term strategy with analysis of risks and opportunities for at least the next five (5) years, the action guidelines, the result targets and the performance evaluation indexes;

II.	to approve the business plan for the next fiscal year, the annual and multi-year programs, with indication of the respective projects;

III.	to approve the budgets of expenditures and investments of the Company, with indication of the sources and uses of funds;

IV.	to express its opinion on the management’ report and on the accounts of the executive board, pursuant to Article 142, item V, of Federal Law 6,404/1976;
V.	to promote annually the analysis of the fulfillment of targets and results in the execution of the business plan of item II and the long-term strategy of item I of this Article, and shall publish its conclusions and inform them to the Legislative Assembly and the Audit Court of the State, excluding strategic information from this obligation, whose disclosure may prove to be detrimental to the interest of the Company;
VI.	to prepare the policy of distribution of dividends, considering the public interest that justified the creation of the Company, submitting it to the Shareholders’ General Meeting;

VII.	to assess and approve the following institutional policies:

a) disclosure of material information;

b) trading with securities;

c) appointment of members of the Board of Directors, advisory committees, executive office and of the fiscal committee;

d) internal audit;

e) compliance;

f) corporate risk management;

g) compensation; and

h) establish spokesperson policy;

VIII.	to annually approve and review the preparation and disclosure of the policy on transactions with related parties;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br
IX.	to resolve on the personnel policy, including the determination of the staff, plan of positions and salaries, general collective negotiation conditions, opening of a competitive civil-service examination to fill positions vacant and Profit Sharing Program;
X.	to resolve on the policy of prices and tariffs of goods and services rendered by the Company, respecting the regulatory framework of the respective sector;
XI.	to evaluate the Company’s Executive Officers, under item III of Article 13 of Federal Law 13,303/2016, and may receive methodological and procedural support from the Eligibility Committee;
XII.	to supervise the execution of the plans, programs, projects and budgets;
XIII.	to inspect the compliance with the specific targets and results to be achieved, undertaken by the members of the executive board upon their investiture;

XIV.	to establish the drafting of the annual governance letter and endorse it;

XV.	to define goals and priorities of public policies compatible with the company’s operation area and its corporate purpose;
XVI.	to authorize, the opening, installation and extinguishment of branches, facilities, agencies, main branches, offices and representations;
XVII.	resolve on the capital stock increase within the limit authorized by these Bylaws, establishing the respective subscription and payment conditions;
XVIII.	to establish the maximum indebtedness limit of the company;
XIX.	resolve on the issuance of common debentures non-convertible into shares and without real security and, the other types of debentures, on the conditions mentioned in Paragraph 1, Article 59 of Federal Law 6,404/1976, as well as resolve on the issuance of a promissory notes for public distribution offerings;
XX.	to resolve on the declaration of interest on own capital and/or distribution of dividends due to the result for the current year, for the year ended or profit reserve, without adverse effects to the subsequent ratification of the general meeting;
XXI.	to propose to the Shareholders’ General Meeting the payment of interest on equity or the distribution of dividends due to the result of the fiscal year concluded;
XXII.	to previously authorize the execution of any legal transactions when the amount involved exceeds R$ 166,500,000.00 (one hundred and sixty-six million and five hundred thousand reais), including the acquisition, disposal, or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, and associations with other legal entities. This amount will be updated at the beginning of each year, according to the variation of the IPCA-IBGE from the previous year, to be established at the minutes of the first Board of Directors’ Meeting of the respective year, after the index is made available, with rounding permitted.
XXIII.	to authorize the incorporation of a wholly-owned subsidiary or the interest in the capital of other companies, except the competence of the Shareholders’ General Meeting provided for in article 256 of Law 6,404/1976, as well as establish the overall guidance to be followed by this subsidiary/company;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br
XXIV.	to approve the hiring of civil liability insurance in favor of the members of the statutory bodies, employees, agents and mandatories of the Company;
XXV.	to grant licenses to officers, in compliance with the pertinent regulation;
XXVI.	to approve its Internal Regulations, which clearly defines its responsibilities and duties and prevents situations of conflict with the executive board, notably with the CEO, in addition to approving the internal regulation of the executive board and of the audit committee; and any other statutory committee, pursuant to article 160 of Federal Law 6,404/1976;

XXVII.	authorize the company to buy back its own shares, under the current legislation and previously hearing the fiscal committee
XXVIII.	to previously express itself about any proposal of the executive board or issues to be submitted to the Shareholders’ General Meeting;
XXIX.	to call the examination of any issues comprised in the competence of the executive board and issue a binding guidance on it;
XXX.	to discuss, approve, and monitor decisions involving practices of corporate governance, stakeholder relationships, people management policies, integrity program, Code of Conduct and Integrity of agents;
XXXI.	to appoint a statutory Officer who will lead the area of compliance and risk management, bound to the CEO;
XXXII.	to maintain direct contact with the Compliance Area in situations where the members of the Board of Directors are suspected of being involved in irregularities or when the CEO does not meet the obligation to adopt the necessary measures in relation to the situation reported to him, to take the appropriate measures;
XXXIII.	to approve the Code of Conduct and Integrity, to be prepared and disclosed by the Company, in compliance with the guidelines established by CODEC;
XXXIV.	to supervise the institution of a prior consultation mechanism to resolve doubts on the application of the Code of Conduct and Integrity, which will be available on the website, providing the ethical standards expected from the management, members of the fiscal committee, members of the statutory committees, employees, agents and third-parties hired;
XXXV.	to implement and supervise the risk management and internal control systems established for the prevention and mitigation of the main risks to which the Company is exposed, including risks related to the integrity of the accounting and financial information and those related to corruption and fraud;
XXXVI.	to develop and inform a substantiated opinion on any public offer for the acquisition of shares which has the Company's shares within fifteen (15) days as of the publication of the call notice for the respective public offer, on which shall notify, at least:

i.	the convenience and the appropriateness of the public offer as to the interest of group of its shareholders, including with regard to the price and potential impacts to the liquidity of their securities;
ii.	the strategic plans revealed by offeror in relation to the company;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br
iii.	with respect to alternatives of the public offerings acceptance available in the market. The Opinion must include the substantiated opinion favorable or contrary to the acceptance of the public offer and warn that the responsibility lies on each shareholder for the final decision on the referred acceptance.

XXXVII.	to promote the annual disclosure of the integrated or sustainability report;
XXXVIII.	to disclose and encourage the use of the institutional whistleblower channel;
XXXIX.	to approve the proposal to increase the expenditure limit for advertising and sponsorship prepared by the joint executive board, pursuant to the provisions of Article 93, Paragraph 2, of Federal Law 13,303/2016; and
XL.	to elect and remove members of the executive board and of the audit committee.

CHAPTER VI

EXECUTIVE BOARD

Members and Term

ARTICLE 15 – The executive board shall be composed of seven (7) members, with CEO, People and Corporate Management Officer, Chief Financial Officer and Investor Relations Officer, Engineering and Innovation Officer, Regulation and New Business Officer, Operation and Maintenance Officer and Customer Officer, with their respective duties set forth herein, all with a two (2) year unified term of office and with three (3) consecutive reelections allowed.

Paragraph 1 – The officers must undertake to commit with their specific targets and results to be invested in their positions in the executive board.

Paragraph 2 – By means of the Executive Board's Internal Charter, the Board of Directors shall define the duties and functions of each Officer, as the case may be.

Vacancy and replacements

ARTICLE 16 – In the absences or temporary impediments of any Officer, the CEO shall appoint another member of the executive board to cumulate the functions.

Sole paragraph – In his absences and temporary impediments, the CEO will be replaced by the Officer appointed by him and, if there is no appointment, by the Officer responsible for the financial and investor relations area.

ARTICLE 17 - In case of vacancy, and until a replacement is elected, the CEO shall be replaced by the Officer responsible for the financial and investor relations area.

Operation

ARTICLE 18 – The executive board will meet, on an ordinary basis, at least twice (2) a month and, on an extraordinary basis, by call of the CEO or of other two Officers.

Paragraph 1 – The meetings of the executive board will be instated with the attendance of at least half of the acting Officers, considering approved the matter with the agreement of the majority of the attendees; in the event of a tie, the proposal with the vote of the CEO will prevail.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 2 – The resolutions of the executive board will be recorded in minutes drawn up in the company’s records and signed by all attending Officers.

Paragraph 3 – The CEO may, in the call for the meeting, allow the participation of the officers by telephone, videoconference, or other means of communication which may ensure the effective participation and the authenticity of their vote; the officer who virtually participates in the meeting will be considered present and his vote will be valid for all legal effects, without adverse effects to the subsequent drawing up and signature of the respective minutes.

Duties

ARTICLE 19 – In addition to the duties set forth by Law, it is incumbent upon the joint executive board:

I.	To prepare and submit to the approval of the Board of Directors:

a)	the proposal for the strategic planning, including the updated long-term strategy with analysis of risks and opportunities for at least the next five (5) years, the action guidelines, the result targets and the performance evaluation indexes;

b)	the proposal for the business plan for the next fiscal year, the annual and multi-year programs, with indication of the respective projects;

c)	the Company’s annual budget for expenditures and investments, with the indication of the sources and uses of funds, as well as their changes;

d)	the evaluation of the performance result of the Company’s activities;

e)	the Company’s quarterly reports jointly with the balance sheets and other financial statements;

f)	annually, the draft of the management report together with the balance sheets and other financial statements and respective notes, with the report of independent auditors and the proposal of allocation of the income for the year;

g)	the interim balance sheets, quarterly;

h)	the Internal Regulation of the executive board;

i)	proposal of capital increase and of amendment to the bylaws, listening to the fiscal council, when the case may be;

j)	the proposal for the personnel policy; and

k)	the proposal to increase the expenditure limit for advertising and sponsorship, pursuant to the provisions of Article 93, Paragraph 2, of Federal Law 13,303/2016.

II.	Approve:

a)	the technical-economic evaluation criteria for investment projects, with the respective responsibility delegation plans for their execution and implementation;

b)	the chart of accounts;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

c)	the Company’s annual insurance plan;

d)	residually, within the statutory limits, everything related to the company’s activities which is not of private competence of the CEO, of the Board of Directors or of the Shareholders’ General Meeting; and

e)	the Code of Conduct and Integrity of the Company;

III.	Authorize, subject to the limits and guidelines established by law, by these Bylaws and by the Board of Directors:

a)	acts of resignation or judicial or extrajudicial transaction, to end litigations or holdovers, establishing limits of amounts for the delegation of the practice of these acts by the CEO or any other Officer; and

b)	the execution of any legal businesses when the amount involved exceeds ten million reais (R$10,000,000.00), without adverse effects to the competence attributed by the Bylaws to the Board of Directors, including the acquisition, sale or encumbrance of assets, the obtainment of loans and financings, the assumption of obligations in general and also the association with other legal entities.

ARTICLE 20 – The Internal Regulation of the executive board may show in detail the individual attributions of each officer, as well as to subject the practice of certain acts comprised in the specific competence areas to the previous authorization of the joint executive board.

Paragraph 1. The area of audit and the area of compliance and corporate risk management will be administratively connected to the CEO.

Paragraph 2. The CEO is responsible for:

I.	representing the Company, as plaintiff or defendant, in or out of court, and may initial summons and notifications, pursuant to Article 19 of these Bylaws;

II.	institutionally representing the Company in its relations with public authorities, private entities and third parties in general;

III.	convening and chairing the meetings of the executive board;

IV.	coordinating the activities of the executive board;

V.	issuing acts and resolutions that are related to or resulting from the executive board’s resolutions;

VI.	coordinating the Company’s ordinary management, including the implementation of policies and the execution of resolutions taken by the Shareholders’ General Meeting, Board of Directors and joint executive board;

VII.	coordinating the activities of the other Officers;

VIII.	promoting the organizational and functional structuring of the Company;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

IX.	issuing the normative instructions that govern the activities of the Company’s different areas;

X.	coordinating, evaluating and controlling functions relating to:

a)	the CEO’s office;
b)	the joint business plan, management and organization;
c)	communication;
d)	ombudsman; and
e)	quality.

Representation of the Company

ARTICLE 21 - The Company undertakes obligations before third parties:

I.	with the signature of two Executive Officers, one necessarily being the CEO or the Officer in charge for the financial and investor relations area;
II.	with the signature of one Officer and one proxy, according to the powers in the respective power-of-attorney;

III.	with the signature of two proxies, according to the powers in the respective power-of-attorneys;

IV.	with the signature of one proxy, according to the powers in the respective power-of-attorneys, in this case exclusively to carry out specific acts.

Sole paragraph – The powers of attorney may be granted through a public or private instrument, including by electronic means, with a determined term, and will specify the powers granted; only the powers of attorney for the forum in general shall have an undetermined term.

CHAPTER VII

FISCAL COMMITTEE

ARTICLE 22 – The Company shall have a permanent fiscal committee, with the competences and duties provided for by the law.

ARTICLE 23 – The fiscal committee shall be composed of at least three (3) and at most five (5) sitting members, and the same number of deputies, annually elected by the Shareholders’ General Meeting and with two (2) consecutive reelections allowed.

Sole Paragraph – In the event of vacancy or impediment of the sitting member, the deputy will assume.

ARTICLE 24 – The fiscal committee will meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever called by any of its member or by the executive board, drawing up the minutes in the Company’s records.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Representative of the Minority Shareholders

ARTICLE 25 – The participation of a representative of the minority shareholders in the Company’s Fiscal Council, and the respective deputy, is ensured, pursuant to Article 240 of Federal Law 6,404/1976.

CHAPTER VIII

AUDIT COMMITTEE

ARTICLE 26 - The Company shall have an audit committee, an advisory body bound to the Board of Directors, composed of three (3) members of the Board of Directors, who shall cumulatively comply with the requirements of independence, technical expertise, and availability of time.

Paragraph 1 – All members of the audit committee shall comply with the Independence requirements provided for in the applicable legislation, without prejudice to any allowed exoneration.

Paragraph 2 – The minimum conditions established by law, in particular §1, of Article 25, of Federal Law 13,303/2016, must be observed to become a member of the audit committee.

Paragraph 3 - The members of the audit committee shall have sufficient technical knowledge in accounting and financial matters and at least one (1) member must have a proven experience with the internationally-accepted accounting standards, analysis, preparation and evaluation of financial statements and knowledge of internal controls and policies for disclosing information to the market.

Paragraph 4 – The Audit Committee shall have a coordinator, whose activities will be defined in the internal chart.

Paragraph 5 - The minimum availability required from each member of the audit committee shall correspond to thirty (30) hours per month.

ARTICLE 27 - The audit committee’s members may be simultaneously designated with their appointment to the board of directors, or by later resolution of the board of directors itself.

Paragraph 1 – The audit committee’s members shall exercise their function for the same period as the respective term of office of the Board of Director’s member, or until otherwise resolved by the Shareholders’ General Meeting or the board of directors itself.

Paragraph 2 – Having exercised a term of office for any period, the members of the audit committee may only rejoin such body, of the same Company, after at least three (3) years of the end of the term of office.

ARTICLE 28 - In addition to the provisions of the law, the audit committee is responsible for:

I.	recommending the choice of the person responsible for the internal audit appointed by the joint executive board, propose their approval and dismissal to the board of directors and supervise the performance of the respective activities;

II.	approving the Company's Code of Conduct and Integrity and periodically evaluating the compliance with its business practices, including the commitment of the Management to disseminate the integrity culture and the valorization of ethical behavior;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br
III.	monitoring the evaluating procedures of a violation of the Code of Conduct and Integrity, as well as the events registered in the Whistleblower Channel;

IV.	receiving and handling denunciations and complaints from third parties on issues related to accounting, internal accounting controls and audit;

V.	evaluating the guidelines of the hiring process of an independent audit company, as well as other conditions for service provision, recommending the hiring to the board of directors;

VI.	commenting on the hiring and dismissal of the independent auditors;

VII.	expressing prior opinion on the hiring of other services from the independent audit company, or companies related thereto, that are not comprised in audit typical activities;

VIII.	expressing its opinion, at any time, about the performance of the accounting and internal audit departments, proposing to the executive board the measures that it deems appropriate;

IX.	dealing directly with the internal audit department and the independent auditors, following up on the respective work, together with the Chief Financial Office and Investor Relations Office;

X.	analyzing the internal audit’s and the independent auditors’ reports before they are submitted to the board of directors;

XI.	ensuring that the material resources made available to the internal audit are adequate;

XII.	monitoring, evaluating, and analyzing the preparation of the quarterly, interim and annual financial statements, seeking to ensure their integrity and quality, informing the board of directors when necessary;

XIII.	constantly evaluating the accounting practices, the internal controls and processes adopted by the Company, seeking to identify critical issues, financial risks and potential contingencies, and proposing such improvements as they deem necessary;

XIV.	requesting the hiring of specialized services to support the audit committee’s activities, whose remuneration shall be supported by the Company, within its annual approved budget;

XV.	evaluating the reasonableness of the parameters on which the actuarial calculations are based, as well as the actuarial result of the supplementary pension plans maintained by Sabesp Social Security Foundation– Sabesprev (Fundação Sabesp de Seguridade Social – Sabesprev);

XVI.	Follow the activities of the internal audit, compliance and of the Company’s internal controls;

XVII.	Assess and monitor the Company’s risk exposure;

XVIII.	Evaluate, monitor and recommend to the Management the correction or improvement of the Company’s internal policies, including transactions with related parties; and

XIX.	Have means to receive and deal with information about the unfulfilment of legal and normative provisions applicable to the Company, besides regulations and internal codes, including with provision of specific procedures for the protection of the provider and the confidentiality of the information.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 1 – Resolutions of the audit committee shall made by the majority of its members, without prejudice to the right of its members to individually request information and examine Company’s books, documents and papers.

Paragraph 2 – Reports made by the internal audit department shall always be submitted to the executive board and the audit committee’s members.

ARTICLE 29 – The audit committee shall draft its Internal Regulations, and submit them to board of directors’ approval.

Sole Paragraph – The Internal Regulations may expand the powers of the audit committee, and shall also provide for the duties of the coordinator, the holding of periodic meetings, the form of registration of its opinions and resolutions, in addition to other issues deemed appropriate to the good development the work.

ARTICLE 30 - The audit committee shall have operating autonomy and its own annual budget approved by the board of directors, as set forth by Law and by the Novo Mercado Rules.

CHAPTER IX

ELIGIBILITY COMMITTEE

ARTICLE 31 – The Company shall have an Eligibility Committee, responsible for supervising the process of appointment and evaluation of Officers and members of the fiscal committee, in compliance with the provisions of Article 10 of Federal Law 13,303/2016.

Paragraph 1 – The Committee shall:

I.	issue a conclusive statement, to assist the shareholders in the appointment of Officers and members of the fiscal committee, regarding the compliance with the requirements and the absence of prohibitions for the respective elections;

II.	verify the compliance of the evaluation process of the members of the Management and of the fiscal committee;

III.	resolve, by majority vote, recorded in the minutes, which shall be drawn up as a summary of the facts, including dissents and protests, and only include the transcript of the resolutions taken;

IV.	express an opinion, within seven (7) days from the date of receipt of the registration forms and supporting documentation of the nominees, submitted by CODEC, otherwise the omission will be notified to the board of directors and competent government bodies; and

V.	provide methodological and procedural support so that the board of directors may evaluate the performance of Officers and other members of statutory committees.

Paragraph 2 – In case of urgency, the Committee shall optionally meet by virtual means, issuing its resolution to enable the necessary procedures in due time.

Paragraph 3 – After the committee expresses an opinion, a copy shall be submitted by the company to CODEC, for the due measures.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 4 – The originals of the registration forms and supporting documents examined must be kept on file by the Company.

ARTICLE 32 – The Committee shall be composed of up to 3 (three) members, elected at a General Meeting, with no fixed term of office.

Sole Paragraph – The members of the Committee must have at least three (3) years of professional experience in Public Management, or three (3) years in the private sector, in the Company's area of activity or in a related area.

CHAPTER X

COMPLIANCE AND RISK MANAGEMENT AREA

ARTICLE 33 – The Company shall have a Compliance and Risk Management Area connected to the CEO and headed by the statutory officer appointed by the board of directors, and this Area may count on the operational support from the internal audit and keep direct communication with the fiscal committee, with the statutory audit committee, and the board of directors, when there is suspicion of involvement with wrongdoing by the executive board members.

ARTICLE 34 – In addition to complying with the applicable provisions of Federal Law 13,303/2016, the area shall be responsible for the following:

I.	to establish policies to encourage the compliance with laws, rules and regulations, as well as to prevent, detect and treat risks of irregular, illicit and unethical conducts by the Company’s members, and to do so, adopt efficient structures and practices of internal controls and management of strategic, equity, operational, financial, socio-environmental and reputational risks, among others;

II.	to promote the importance of compliance, risk management and internal control;

III.	to identify and classify, together with the several areas of the company, the main risks to which the Company is subject, coordinating these activities;

IV.	to prepare, together with the other areas of the company, and to monitor the action plans to mitigate the identified risks;

V.	to adopt, together with the several areas of the company, procedures of internal control to prevent or detect the inherent or potential risks to timing, reliability and accuracy of the Company’s information;

VI.	to prepare the integrity program, submitting to the approval of the joint executive board, audit committee and board of directors, observing the guidelines established in State Decree 62,349, of December 26, 2016;

VII.	to prepare periodic reports on its activities, submitting them to the joint executive board, the board of directors, the fiscal committee and the audit committee.

CHAPTER XI

INTERNAL AUDIT

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ARTICLE 35 – The Company shall have an Internal Audit, connected to the board of directors through the audit committee and functionally to the CEO, governed by the applicable laws and regulations.

Sole Paragraph – The area will be responsible for evaluating:

I.	the adequacy of internal controls;

II.	the effectiveness of the risk management and of the governance processes;

III.	the reliability of the process of collecting, measuring, classifying, accumulating, recording and disclosing events and transactions, to prepare financial statements; and

IV.	the proper application of the principle of segregation of duties, to avoid the occurrence of conflicts of interest and fraud.

ARTICLE 36 – The guidelines of the internal audit’s process and duties shall be defined in the Institutional Policy of Internal Audit, analyzed by the joint executive board and approved by the audit committee and the board of directors.

ARTICLE 37 – The audit committee shall be responsible for recommending the choice, by the board of directors, of the person responsible for the Internal Audit appointed by the joint executive board, propose their dismissal and supervise the execution of the respective activities.

ARTICLE 38 – The audit committee may provide operating support to the Compliance and Risk Management Area in situations where the members of the executive board are suspected of being involved in irregularities or they do not meet the obligation to adopt the necessary measures in relation to the situation reported to them.

CHAPTER XII

COMMON RULES TO STATUTORY BODIES

Investiture, Impediments and Prohibitions

ARTICLE 39 – For the purposes of this chapter, “statutory bodies” include the Board of Directors, the Executive Board, the Fiscal Council, the Audit Committee, and the Eligibility Committee.

ARTICLE 40 – The members of statutory bodies must prove their compliance with the legal requirements, submitting their curriculum and the relevant documents, as set forth in the current regulations.

Sole Paragraph – The requirements of the policy of appointment of the controlling shareholder shall be observed by the members appointed by it.

ARTICLE 41 – The members of the board of directors, of the executive board and of the fiscal committee will be invested in their positions upon the execution of the instrument of investiture drawn up in the respective book of minutes, in compliance with the applicable legal requirements.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 1 – The instrument of investiture of the Members of the Board of Directors, executive officers, sitting and alternate members of the fiscal committee, must express its subordination to the arbitration clause of the Novo Mercado’s rules, referred on article 52.

Paragraph 2 – The instrument of investiture shall be signed in within thirty (30) days following the election, under penalty of its inefficiency, except for a justification accepted by the body for which the member has been elected, and shall contain the indication of at least one domicile to receive notifications and summons of administrative and judicial procedures, related to acts of his management, and the change of the domicile indicated is allowed only by means of a written communication.

Paragraph 3 – The investiture will be subject to the presentation of the declaration of assets and values, as provided for in the state legislation, which shall be annually updated and at the end of the term of office.

ARTICLE 42 – The members of the statutory bodies may convene employees to attend meetings and provide clarification or information on the matters to be resolved on. The requests must be addressed to the Company's CEO and/or the respective Officer, and the call notice must include the date, time and matters of the agenda.

ARTICLE 43 – The change in the composition of statutory bodies will be immediately notified to CODEC.

ARTICLE 44 – Except in the assumption of resignation or dismissal, the term of office of the members of the statutory bodies is considered automatically postponed, until the investiture of the respective alternate members.

Compensation and Licenses

ARTICLE 45 – The compensation of the members of the statutory bodies shall be established by the Shareholders’ General Meeting and there shall not be accumulation of earnings or any advantages due to the replacements occurring by virtue of vacancy, temporary absences or impediments, or due to the accumulation of positions in councils and committees, and the member of the board of directors can choose one of the compensations.

Sole Paragraph – It is allowed to the Officer, who on the date of the investiture belongs to the Company’s staff, to opt for the respective salary.

ARTICLE 46 – The Officers may request to the board of directors removal by unpaid leave, as long as for a term not longer than three (3) months, which shall be recorded in the minutes.

CHAPTER XIII

FISCAL YEAR AND FINANCIAL STATEMENTS PROFITS, RESERVES AND DIVIDEND DISTRIBUTION

ARTICLE 47 – The fiscal year shall match the calendar year, and after the closing of the fiscal year, the executive board shall require the preparation of the financial statements, pursuant to the law.

ARTICLE 48 – Common shares shall be entitled to the minimum mandatory dividends of twenty-five percent (25%) of the fiscal year’s net income, after the deductions established or authorized by law.

Paragraph 1 – Dividends may be paid by the Company as interest on equity.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 2 – The Company may draw interim balance sheets, quarterly, for purposes of payment of dividends or payment of interest on equity.

Paragraph 3 – The approved dividends shall not accrue interest and those that are not claimed within three (3) years as of the date of the Shareholders’ General Meeting that approved them, shall lapse in favor of the Company.

Paragraph 4 – The board of directors may propose to the Shareholders’ General Meeting that the remaining balance of the income for the year, after the deduction of the legal reserve and of the minimum mandatory dividend, is destined to the creation of an investment reserve, which will comply with the following principles:

I.	its balance, jointly with the balance of the other profit reserves, except the reserves for contingencies and of unrealized profits, may not exceed the capital stock; and

II.	the reserve has as purpose to ensure the investment plan and its balance may be used:

a)	in the absorption of losses, whenever necessary;
b)	in the payment of dividends, at any moment;
c)	in the operations of redemption, reimbursement or purchase of shares, authorized by law; and
d)	in the incorporation to the capital stock.

CHAPTER XIV

WINDING UP

ARTICLE 49 – The company shall enter into liquidation in the cases provided for by law, and the Shareholders’ General Meeting shall be responsible, as the case may be, for determining the means of liquidation and appointing the liquidator, fixing his/her remuneration.

CHAPTER XV

DEFENSE MECHANISM

ARTICLE 50 - The company shall ensure the members of its statutory bodies, through an external legal professional to be hired, the technical defense in legal and administrative lawsuits proposed during or after their respective terms of office, for acts related to the performance of their duties.

Paragraph 1 – The same protection is extended to the Company’s employees, representatives and proxies who have acted to the extent of the powers conferred upon them.

Paragraph 2 – Upon authorization of the joint executive board, provided that it does not imply a conflict of interest, the legal counsel of the professional staff of the Company is ensured for the preliminary procedures.

Paragraph 3 – The Company may, at its criteria, keep a permanent contract or a pre-qualification with one or more preeminent reputed law firms, or have preapproved law firms, with the purpose of being ready to undertake, at any time, the technical defense of the agents encompassed by this article.

Paragraph 4 – If, by any reason, no preapproved or hired law firm has been hired by the company, the agent may hire a legal counsel he trusts and have the legal fees or any other expenses incurrent in his technical defense paid to him in advance or reimbursed by the Company, after presenting evidence that such expenses have been or will be incurred, provided that the amounts involved have been approved by the board of directors as to their reasonableness.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 5 – If the Company does not approve, in due time, the professional appointed to take over the defense, the interested party may contract it on its own account, being entitled to reimbursement of the respective legal fees established, within the limits approved by the board of directors as to their reasonableness.

Paragraph 6 – The Company shall ensure the technical defense as well as access in real time to all required documentation for this effect. It shall also bear all legal costs, charges of any nature, and court deposits.

Paragraph 7 - Agents found guilty or held liable, with a final and unappealable decision, shall be obliged to reimburse the Company for the amounts effectively disbursed, except when it is evidenced that they acted in good faith and in pursue of corporate interest.

Paragraph 8 – The Company may contract insurance on behalf of the members of its statutory bodies, as well as of its employees, representatives and proxies, for covering liabilities arising from the performance of their duties.

CHAPTER XVI

ARBITRATION

ARTICLE 51 – The Company, its shareholders, managers and the sitting and alternate members of the fiscal committee undertake to submit to arbitration, before the Market Arbitration Chamber through its regulation, any controversy that may arise between them, related to or caused by its condition as an issuer, shareholder, manager and member of the fiscal committee particularly, the ones the application, validity, effectiveness, interpretation, violation and its effects, of the provisions set forth in the Brazilian Corporation Law, these Bylaws, in the rules issued by the Conselho Monetário Nacional (National Monetary Council), by the Central Bank of Brazil, and by the Comissão de Valores Mobiliários (“CVM”), as well as in the other rules applicable to the operation of the capital market in general, besides those provided for in the Novo Mercado Rules, in other of B3 rules, and in the Novo Mercado Listing Agreement.

CHAPTER XVII

CHANGE OF CONTROL AND CANCELLATION OF THE PUBLICLY-HELD COMPANY REGISTRATION

ARTICLE 52 – The direct or indirect disposition of the control of the Company, either through a single transaction or through a number of successive transactions, shall be contracted on the condition that the new controlling shareholder undertakes to make a public offer for the acquisition of the shares, having as object the shares issued by the company held by the other shareholders, subject to the terms and conditions provided for by the legislation and in the Novo Mercado Rules, so as to ensure them equal treatment as compared to the grantor.

CAPÍTULO XVIII

DELISTING FROM THE NOVO MERCADO

ARTICLE 53 - The Company’s delisting from the Novo Mercado shall be resolved in compliance with the Novo Mercado Rules, allowing the dismissal of the public offer for the acquisition of shares held by other shareholders, observing the procedures provided for in the referred Rules.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CHAPTER XIX

MISCELLANEOUS

ARTICLE 54 – The Company shall have an institutional channel, which may be external to the Company, to receive complaints on corruption, fraud, illegal acts and irregularities that damage the Company’s equity and reputation, including violations of the Code of Conduct and Integrity.

Paragraph 1 – The Company’s managers shall disclose and encourage the use of the institutional whistleblower channel, that will ensure the anonymity of the complainant for undetermined period and the confidentiality of the investigation procedure and verification of responsibilities.

Paragraph 2 – Under the supervision of the Board of Directors, the state company shall establish a mechanism for a previous consultation to solve doubts on the application of the Code of Conduct and Integrity and define approaches to concrete cases.

ARTICLE 55 – Until April 30 of each year, the Company will publish its table of jobs and functions, filled and vacant, related to the previous year, in compliance with the provisions in Paragraph 5, of Article 115, of the Constitution of the State of São Paulo.

ARTICLE 56 – The Company may sponsor private pension plans, under the defined contribution scheme, to employees, being it incumbent upon the board of directors to resolve on the conditions set forth in the respective regulations, as well as on the percentage of contribution of the sponsor, regular and extraordinary, pursuant to the governing laws.

Sole Paragraph – The Company may remain as sponsor of the private pension plan under the defined benefit scheme, which is under extinguishment phase, forbidding the entry of new participants, as well as the increase of respective benefits.

ARTICLE 57 – In view of the provisions in Article 101 of the São Paulo State Constitution, regulated by State Decree 56,677 of January 19, 2011, the engagement of attorney liable for heading the Company's legal services shall be subject to the approval of the person appointed by the State Attorney General, observing objective qualification, expertise and professional experience criteria.

ARTICLE 58 – The Company shall allow the direct dialogue of its attorneys with the State Attorney General or another State Attorney appointed thereby, aiming at ensuring a continued and coordinated performance, observing the limits set forth in Article 101 of the State Constitution, in compliance with the duties and prerogatives inherent to his professional activity.

ARTICLE 59 – The appointment of persons that meet the ineligibility criteria established by the federal legislation is forbidden.

Paragraph 1 – The prohibition in the head of this article is extended to appointments to commissions and designations for positions of trust.

Paragraph 2 – The Company will comply with Article 111-A of the Constitution of the State of São Paulo and the rules in State Decrees 57,970, of April 12, 2012, and 58,076, of May 25, 2012, as well as any future amendments.

ARTICLE 60 – The admission of employees by the Company is subject to the submission of a statement of the assets and amounts that make up their personal wealth, which must be annually updated, as well as at the time of their termination.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Sole Paragraph – The Company shall observe the rules set forth in Article 13, Federal Law 8,429, of June 2, 1992, and its subsequent amendments, and in State Decree 41,865, of June 16, 1997, and its subsequent amendments, as well as any amendments that may be issued.

ARTICLE 61– The Company will comply with Binding Precedent 13 of the Federal Supreme Court and State Decree 54,376, of May 26, 2009, as well as any future amendments that may be issued.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ATTACHMENT II

Attending shareholders list

Pursuant to paragraphs 1 and 2 of article 47 of the Brazilian Securities and Exchange Commission (CVM) Resolution 81/22, of March 29, 2022, as amended and in force, the shareholders attending the Meeting are considered signatories to the minutes.

Considering that some shareholders attended, through the Remote Voting Form, exclusively the Annual Shareholders’ Meeting or the Extraordinary Shareholders’ Meeting, the attendance list at the end will show a separate list of those present at the Ordinary General Meeting and the Extraordinary General Meeting.

Shareholders attending the Annual and Extraordinary Shareholders' Meeting through the electronic participation system:

Luiz Sergio Pegoraro

Represented by DANIEL ALVES FERREIRA:

IT NOW IBOVESPA FUNDO DE ÍNDICE, ITAÚ ARTAX MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ BALANCEADO ATIVO FMP - FGTS CARTEIRA LIVRE, ITAU IBOVESPA ATIVO MASTER FIA, ITAÚ MOMENTO II AÇÕES FUNDO DE INVESTIMENTO, ITAÚ MAPPA INSTITUCIONAL MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ OPTIMUS EXTREME MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI, ITAÚ OPTIMUS LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO, LONG BIAS FUNDO DE INVESTIMENTO EM AÇÕES, ITAÚ INDEX AÇÕES IBOVESPA FI, STRUCTURA, TYLER FINANCE, LLC, ITAÚ INFLATION EQUITY OPPORTUNITIES MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI, ITAÚ ARTAX LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ INFLATION EQUITY OPPORT AÇÕES, ITAÚ SIRIUS FUNDO DE INVESTIMENTO EM AÇÕES, BARTHE HOLDINGS, LLC, ITAÚ INFLAÇÃO MULTIESTRATÉGIA MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ SP B3 LOW VOLATILITY FUNDO DE INVESTIMENTO EM AÇÕES, IT NOW IGCT FUNDO DE INDICE, STICHTING BEDRIJFSTAKPENSIOENFONDS V H S, A,ENGLASZETBEDRIJF, AMUNDI FUNDS, CANDRIAM EQUITIES L, ITAU MOMENTO ESG ACOES FUNDO DE INVESTIMENTO, ITAU MOMENTO IQ ACOES FUNDO DE INVESTIMENTO, ITAÚ OPTIMUS TITAN MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ PREVIDÊNCIA IBRX FIA, IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE, STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS, FIDELITY FUNDS LATIN AMERICA FUND, HEPTAGON FUND ICAV - DRIEHAUS EMERGING MARKETS SUSTAINABLE EQUITY FUND, ITAÚ ASGARD INSTITUCIONAL AÇÕES FUNDO DE INVESTIMENTO, ITAU CAIXA ACOES FI, ITAÚ DUNAMIS MASTER FUNDO DE INVESTIMENTO EM AÇÕES, ITAÚ GOVERNANÇA CORPORATIVA AÇÕES FUNDO DE INVESTIMENTO SUSTENTÁVEL, ITAÚ IBRX ATIVO MASTER FIA, ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ MASTER MOMENTO AÇÕES FUNDO DE INVESTIMENTO, ITAÚ AÇÕES DIVIDENDOS FI, ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA, ITAU INDEX ACOES IBRX FI, ITAÚ INSTITUCIONAL INFLAÇÃO MULTIESTRATÉGIA MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ MASTER HUNTER LONG ONLY FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES - RESPONSABILIDADE LIMITADA, ITAÚ ASGARD AÇÕES FUNDO DE INVESTIMENTO, AMUNDI AMBITION NET ZERO CARBONE, ITAÚ ARTAX ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO, JPMORGAN FUNDS, ITAU PHOENIX ACOES FI, LCL ACTIONS EMERGENTS, NUVEEN ESG EMERGING MARKETS EQUITY ETF, AMUNDI INDEX SOLUTIONS, FIDELITY FUNDS SICAV, BEST INVESTMENT CORPORATION

Represented by Laura Baracat Bedicks Panucci:

Estado de São Paulo

Represented by Leticia Pedercini Issa:

Hydrocenter Válvulas Tubos e Conexões Ltda

Represented by Juliana Mariano Rodrigues:

THE BANK OF NEW YORK

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Shareholders attending the Annual Shareholders' Meeting through the Remote Voting Form:

EQUITAS PREV XP MASTER FIA, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, HPE COMMON CONTRACTUAL FUND, HANDELSBANKEN LATINAMERIKA TEMA, INFRAD MASTER FUNDO DE INVESTIMENTO EM ACOES, ISHARES MSCI EMERGING MARKETS ETF, INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG, INVESCO MSCI EMERGING MARKETS ESG CLIMATE PARIS AL, INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN, INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL, ITAU FUNDS - LATIN AMERICA EQUITY FUND, CLARITAS BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, ISHARES CORE MSCI EMERGING MARKETS ETF, AVIVA LIFE PENSIONS UK LIMITED, AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, ISHARES ESG ADVANCED MSCI EM ETF, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, ISHARES S&P GLOBAL WATER INDEX FUND, IPROFILE INTERNATIONAL EQUITY PRIVATE POOL, ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF, ISHARES MSCI ACWI ETF, IVESCO FTSE RAFI EMERGING MARKETS ETF, JOHN HANCOCK FUNDS II MULTI-ASSET ABSOLUTE RETURN FUND, JOHN HANCOCK FUNDS II EMERGING MARKETS FUND, KAPITALFORENINGEN INVESTIN PRO, VELLIV EMERGING MA, KAPITALFORENINGEN SAMPENSION INVEST, GEM ENHANCED, KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E, JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND, LEGAL & GENERAL ICAV, LEIA GROUP TRUST, LGIASUPER TRUSTEE, LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, LGCY FI EM ACOES, MALIKO INVESTMENTS LLC, MACQUARIE MULTI-FACTOR FUND, MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND, JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF, MERCER EMERGING MARKETS EQUITY FUND, CONSTELLATION MASTER FUNDO DE INVESTIMENTO DE AÇÕES, MERCER UCITS COMMON CONTRACTUAL FUND, MGI FUNDS PLC, MINISTRY OF ECONOMY AND FINANCE, NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, MEDIOLANUM BEST BRANDS - MEDIOLANUM GLOBAL IMPACT, MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL, NATIONAL EMPLOYMENT SAVINGS TRUST, NAVI INSTITUCIONAL MASTER FIA, NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY, GENOA CAPITAL CRUISE BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, NEW ZEALAND SUPERANNUATION FUND, MERCER EMERGING MARKETS SHARES FUND, MICROBANK SI IMPACTO RENTA VARIABLE, FI, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, NGS SUPER, NORDEA 1 SICAV NORDEA 1 STABLE EMERGING MARKETS EQUITY FUND, NORDEA 2, SICAV - EMERGING MKTS SUSTAINABLE ENHANCED EQ FUND, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, NORTHERN TRUST UCITS FGR FUND, NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS, NORDEA 1 SICAV - NORDEA 1 STABLE RETURN FUND, NORDEA DEDICATED INV FD, SICAV-FIS-MA LIQ ALTERNATIVE II FD, ABSOLUTE ENDURANCE IVP FIA, NORTHERN TRUST INVESTIMENT FUNDS PLC, NAVI A PREVIDÊNCIA FI EM AÇÕES MASTER, NAVI CRUISE MASTER FIA, NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS, PARAMETRIC EMERGING MARKETS FUND, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, PARAMETRIC TMEMC FUND, LP, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN, NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND, NORDEA 1- ALPHA 15 MA FUND, ABSOLUTE PACE MASTER FIM, NORGES BANK, NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING, PARTNERS GROUP LISTED INVESTMENTS SICAV - LISTED INFRASTRUCT, PACIFIC SELECT FUND, PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER, POOL REINSURANCE COMPANY LIMITED, PRINCIPAL GLOBAL INVESTORS FUNDS, PUBLIC EMPLOYEES' LONG-TERM CARE FUND, RUSSEL INVESTIMENT FUNDS NON.US. FUND, RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F, RUTGERS, THE STATE UNIVERSITY, SAS TRUSTEE CORPORATION POOLED FUND, SBC MASTER PENSION TRUST, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, SPP EMERGING MARKETS SRI, SSGA MSCI ACWI EX-USA INDEX

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

NON-LENDING DAILY TRUST, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, SSGA SPDR ETFS EUROPE I PLC, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, SHELL FOUNDATION, RUSSEL EMERGING MARKETS EQUITY POOL, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, STICHTING PENSIOENFONDS HOOGOVENS, STICHTING PGGM DEPOSITARY, SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA, STICHTING PENSIOENFONDS ING, STRIVE EMERGING MARKETS EX-CHINA ETF, SWISSCANTO (LU) EQUITY FUND, SYDBANK A/S, SYMMETRY PANORAMIC GLOBAL EQUITY FUND, TACAMI FIM PREVIDENCIARIO, TEACHER RETIREMENT SYSTEM OF TEXAS, SCHWAB EMERGING MARKETS EQUITY ETF, SEI INST INVEST TR WORLD EQ EX-US FUND, SPDR SP EMERGING MARKETS FUND, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, STATE STREET ICAV, STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, THE CHASE MAN BK AS TR OF DELTA MASTER FD, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, THE EMERGING M.S. OF THE DFA I.T.CO., THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL, STICHTING PHILIPS PENSIOENFONDS, GLOBAL X CLEAN WATER UCITS ETF, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, THE SAUDI SECOND INVESTMENT COMPANY, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, TEACHERS RETIREMENT ALLOWANCES, GUARDIAN GLOBAL UTILITIES VIP FUND, TELUS PENSIONS MASTER TRUST, THE HARTFORD BAL FD, A SRS OF THE HARTFORD MUTUAL FDS, INC, GUIDEMARK EMERGING MARKETS FUND, THE HARTFORD INTERNATIONAL VALUE FUND, HANDELSBANKEN BRASILIEN TEMA, HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, STATE STREET IRELAND UNIT TRUST, INTERNATIONAL EQUITIES PASSIVE B UNIT TRUST, TRINITY COLLEGE CAMBRIDGE, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET AGGRESSI, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET CAUTIOUS, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET GROWTH, TT ENVIRONMENTAL SOLUTIONS FUND, A SUB FUND OF TT, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET BALANCED, UNITED CORPORATIONS LIMITED, TEACHERS RETIREMENT SYSTEM OF OKLAHOMA, INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, INVESTERINGSFORENINGEN SYD INVEST, TEXAS PERMANENT SCHOOL FUND CORPORATION, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, VANGUARD EMERGING MARKETS SELECT STOCK FUND, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, THE MONETARY AUTHORITY OF SINGAPORE, ISHARES IV PUBLIC LIMITED COMPANY, VANGUARD EMERGING MARKETS SHARES INDEX FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, MSCI EQUITY INDEX FUND B - BRAZIL, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, MOAT BB PREV MASTER FUNDO DE INVESTIMENTO EM AÇÕES, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, VOYA EMERGING MARKETS INDEX PORTFOLIO, VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND, VOYA VACS SERIES EME FUND, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER, WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND, LM VALUATION FIA, WILMINGTON MULTI-MANAGER ALTERNATIVES FUND, WISDOMTREE EMERG MKTS QUALITY DIV GROWTH FUND, NEW YORK STATE COMMON RETIREMENT FUND, PARKER FOUNDATION, INC., PRINCIPAL FUNDS INC. - ORIGIN EMERGING MARKETS FUND, PRINCIPAL LIFE INSURANCE COMPANY, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX, TOP 5708 FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO INVESTIMENTO NO EXTERIOR, MOAT CAPITAL EQUITY HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, MOBIUS LIFE LIMITED, THE MASTER TRUST BANK OF JAPAN, LTD. AS TOS LATIN AEMF, UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST, MOATMULTI SEG PREV MASTER FUNDO DE INVESTIMENTO

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

EM AÇÕES, MOAT CAPITAL EH PREV FIFE MULTIMERCADO FUNDO DE INVESTIMENTO, MOAT CAPITAL LONG BIAS FUNDO DE INVESTIMENTO DE AÇÕES, NFS LIMITED, NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND, NORDEA EQUITY OPPORTUNITIES FUND, NN (L), NORDEA 1 - ALPHA 7 MA FUND, NORDEA 2 SICAV, NORDEA GENERATIONSFOND 70-TAL, NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST, NORDEA 2 - VAG OPTIMISED STABLE RETURN FUND, NORDEA DEDIC. INVEST. F., SICAV-FIS-MA LIQUID ALTER. I FUND, PICTET - GLOBAL MEGATREND SELECTION, NN PARAPLUFONDS 1 N.V, PHILADELPHIA GAS WORKS PENSION PLAN, PUBLIC SECTOR PENSION INVESTMENT BOARD, PICTET - EMERGING MARKETS INDEX, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, PLATO INSTITUTIONAL INDEX FUND, RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL, RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, CONSTELLATION BRADESCO 100 FIFE FIA, ACADIAN EMERGING MARKETS EQUITY II FUND, LLC, MOAT CAPITAL LONG BIAS FUNDO DE INVESTIMENTO MULTIMERCADO MASTER, MC CARPA EQUITY HEDGE FUNDO DE INVESTIMENTO EM AÇÕES, ONTARIO TEACHERS PENSION PLAN BOARD, ABSOLUTE PREVIDENCIÁRIO ITAÚ MASTER FIM, BOMBARDIER TRUST CANADA GLOBAL EQUITIES FUND, ARROWSTREET (DELAWARE) L/S FUND L.P., AVIVA INVESTORS, AWARE SUPER PTY LTD, BLACKROCK GLOBAL INDEX FUNDS, NORDEA 1 SICAV - GBP DIVERSIFIED RETURN FUND, CLARITAS ADVISORY ICATU PREVIDENCIA FIM, CLARITAS HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO LP, CLARITAS LONG BIAS PREV FIFE FIM, CLARITAS VALOR FIA, CORDIUS B, COMMONWEALTH EMERGING MARKETS FUND 2, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, E-L FINANCIAL CORPORATION LIMITED, EMERGING MARKETS INDEX NON-LENDABLE FUND, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, FIRST TRUST BRAZIL ALPHADEX FUND, FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, GENOA CAPITAL CRUISE PREV A FIFE MULTIMERCADO FUNDO DE INVESTIMENTO, GLOBAL X CLEAN WATER ETF, GAM STAR FUND PLC, GENOA CAPITAL CRUISE PREV C FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, HAND COMPOSITE EMPLOYEE BENEFIT TRUST, HIGHLAND PUBLIC INFLATION HEDGES FUND, ISHARES ENVIRONMENTAL INFRASTRUCTURE AND INDUSTRIA, ISHARES ESG MSCI EM LEADERS ETF, ISHARES MSCI ACWI LOW CARBON TARGET ETF, INTERNATIONAL MONETARY FUND, IU WA CORPORATE RV 25 FIM, JNL EMERGING MARKETS INDEX FUND, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, INVESTERINGSFORENINGEN DANSKE INVEST SELECT, INVESTERINGSFORENINGEN NORDEA INVEST STABIL BALANCERET KL, USAA INTERNATIONAL FUND, UTAH STATE RETIREMENT SYSTEMS, UTILICO EMERGING MARKETS TRUST PLC, XTRACKERS, XTRACKERS (IE) PUBLIC LIMITED COMPANY, XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY, NAVI FENDER MASTER FIA, GENOA CAPITAL RADAR MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME, HANDELSBANKEN GLOBAL INDEX CRITERIA, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, ISHARES PUBLIC LIMITED COMPANY, INVESTERINGSFORENINGEN NYKREDIT INVEST, TAKTISK ALLOKERING, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, LEGAL GENERAL CCF, LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC, LEGAL GENERAL U. ETF P. LIMITED COMPANY, LEGACY CAPITAL LONG BIASED MASTER MULTIMERCADO FIM, LEGAL GENERAL GLOBAL INFRASTRUCTURE INDEX FUND, ISHARES II PUBLIC LIMITED COMPANY, ABSOLUTE MACRO PREV FIM, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, NORDEA 1 - ALPHA 10 MA FUND, PREVIHONDA1, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, PEOPLE S BANK OF CHINA, RARE EMERGING MARKETS FUND, QSUPER, ICATU HARTFORD APOS, BRASIL WA FIA, METLIFE FIA, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, SCOTIA PRIVATE EMERGING MARKETS POOL, SEI INSTITUTIONAL INVESTMENTS TRUST SWE EX-US FUND, RUSSEL OVERSEAS EQUITY POOL, SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, STICHTING DEPOSITARY APG EME MULTI CLIENT POOL, STICHTING PENSIOENFONDS PGB, EWP PA FUND, LTD., SSTL AS DEPOSITARY OF FP BRUNEL PENSION PARTNERSHI, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, STATE OF WYOMING, CLARITAS LONG BIAS FUNDO DE INVESTIMENTO MULTIMERCADO, NAVI LONG SHORT XP SEGUROS PREVIDÊNCIA FIM, SWISSCANTO (LU), THE HARTFORD GLOBAL REAL ASSET FUND, SPAENGLER IQAM INVEST GMBH FOR SPAENGLER IQAM EQ EMER MKTS, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP,

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

SPP EMERGING MARKETS PLUS, VERIZON MASTER SAVINGS TRUST, VANGUARD ESG INTERNATIONAL, CITIPREVI TITANIUM FIA, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, TRANSAMERICA EMERGING MARKETS OPPORTUNITIES, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET DEFENSIV, WELLINGTON COMPOUND GROWTH, L.P., WELLINGTON DIVERSIFIED INFLATION HEDGES FUND, WASHINGTON STATE INVESTMENT BOARD, LEGG MASON LONG & SHORT M, WA PREV IBRX ALPHA MASTER, WM POOL - EQUITIES TRUST NO 74, VOYA VACS INDEX SERIES EM PORTFOLIO, WEST YORKSHIRE PENSION FUND, WA IBOVESPA ATIVO FIA, POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST, PRINCIPAL FUNDS, INC-INTERNATIONAL EMERGING MARKETS FUND, MC EQUITY HEDGE PLUS MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, PICTET - WATER, RIZE UCITS ICAV, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, PREVIHONDA PL APOSENT, ABSOLUTE PACE LONG BIASED MASTER FIA, ABSOLUTE VERTEX MASTER FIM, ABSOLUTE VERTEX PREV FIFE FIM, HANDELSBANKEN EMERGING MARKETS INDEX, BW DMO FUND, LTD., COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, DWS INVEST CLIMATE TECH, EMERGING MARKETS EQUITY FOCUS PORTFOLIO, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, ABSOLUTE BRASILPREV FIFE FIM, ABSOLUTE FIA FIFE PREV, CENTRAL PROVIDENT FUND BOARD, ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD, ABSOLUTE HEDGE MASTER FIM, ARROWSTREET CAPITAL NEWBURY FUND LIMITED, VANGUARD FUNDS PUBLIC LIMITED COMPANY, WELLINGTON GLOBAL PERSPECTIVES FUND (CANADA), SCHRODER INTERNATIONAL SELECTION FUND, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND, ABSOLUTE PACE PREV FIFE FIA, AEGON CUSTODY BV, ALASKA PERMANENT FUND, ALASKA COMMON TRUST FUND, ALBERTA INVESTMENT MANAGEMENT CORPORATION, ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES, ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, PRINCIPAL FINANCIAL SERVICES, INC, COMMONWEALTH SUPERANNUATION CORPORATION, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, AVADIS FUND, CATHAY UNITED BANK, IN ITS CAPACITY AS MASTER COEIB FUND, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, EMERGING MARKETS EQUITY INDEX MASTER FUND, EQUITAS SELECTION INSTITUCIONAL MASTER FI AÇÕES, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG ON BEHA, GENOA CAPITAL ARPA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, FUNDO PETROS FOF CLARITAS INSTITUCIONAL FIM, FIDELITY INVESTMENT FUNDS-FIDELITY SUST. WATER WASTE FUND, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, FIRST TRUST LATIN AMERICA ALPHADEX FUND, 3G RADAR MASTER FIA, ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM, ABSOLUTE ALPHA GLOBAL II MASTER FIA, ABSOLUTE ENDURANCE MASTER FIA, MERCER QIF FUND PLC, ABSOLUTE MACRO FD INCENT INFR MULT CP, AP PENSION LIVSFORSIKRINGSAKTIESELSKAB, AMERICAN HEART ASSOCIATION, INC., ANDRA AP-FONDEN, ABSOLUTE PREVIDENCIÁRIO MASTER II FIM, APOSTLE PEOPLE AND PLANET DIVERSIFIED FUND, AQR INNOVATION FUND, L.P., AQR UCITS FUNDS, ARERO - DER WELTFONDS -NACHHALTIG, ARGUCIA ENDOWMENT FUNDO DE INV MULTIMERCADO, ARIZONA PSPRS TRUST, ARKANSAS TEACHER RETIREMENT SYSTEM, ARROWSTREET CLARENDON TRUST FUND, ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, NV AM FAMILIA PREVIDENCIA FIA, BANK SINOPAC CO., LTD., IN ITS CAPACITY AS MASTER, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, BLACKROCK LIFE LIMITED, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, BLK MAGI FUND, BMO MSCI EMERGING MARKETS INDEX ETF, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, BRIDGEWATER PURE ALPHA EURO FUND, LTD., BRIDGEWATER PURE ALPHA STERLING FUND, LTD., BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD., BRIDGEWATER PURE ALPHA TRADING COMPANY LTD., BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, BRUNEI INVESTMENT AGENCY, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CAIXABANK EVOLUCION, FI, CAIXABANK CRECIMIENTO, FI, CAIXABANK OPORTUNIDAD, FI, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, CHEVRON UK PENSION PLAN, CANADA PENSION PLAN INVESTMENT BOARD, CANDRIAM GLOBAL EMERGING MARKETS EQUITIES FUND LP, CHUBB CORPORATION MASTER RETIREMENT TRUST, CIBC EMERGING MARKETS EQUITY INDEX ETF, CITY OF NEW YORK GROUP TRUST, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, CLARITAS BTG PREVIDENCIA FIM,

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ARROWSTREET CAPITAL COPLEY FUND LIMITED, ABSOLUTE VERTEX PREV BRADESCO FIFE PREV FIM, CLARITAS INFLACAO INSTITUCIONAL FIM, CLARITAS INSTITUCIONAL MASTER FIM, CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO, CLARITAS MACRO PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIM, ISHARES MSCI BRAZIL ETF, CLARITAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS TOTAL RETURN MASTER FIM, CLARITAS VALOR INSTITUCIONAL II FIA, CLARITAS XP LONG BIAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO, CLARITAS XP TOTAL RETURN PREVIDENCIA FIFE FUNDO DE INVESTIME, CLARITAS QUANT MASTER II FIA, COLLEGE RETIREMENT EQUITIES FUND, COLONIAL FIRST STATE INVESTMENT FUND 50, CONSTELLATION 100 PREV FUNDO DE INVESTIMENTO MULTIMERCADO FIFE, CONSTELLATION 70 PREVIDENCIA FUNDO DE INVESTIMENTO PREVIDENCIA MULTIMERCADO, CONSTELLATION BP 100 PREV. FIA FIFE, CONSTELLATION CAMBARÁ FUNDO DE INVESTIMENTO EM AÇÕES, CONSTELLATION ICATU 70 PREV FUNDO DE INVESTIMENTO MULTIMERCADO, CONSTELLATION QUALIFICADO MASTER FUNDO DE INVESTIMENTO DE AÇÕES, CONSTELLATION SULAMERICA PREV FUNDO DE INVESTIMENTO MULTIMERCADO, CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND, CPPIB MAP CAYMAN SPC, CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING, DESJARDINS GLOBAL BALANCED STRATEGIC INCOME FUND, DEUTSCHE ASSET WEALTH MANAGEMENT INVESTMENT GMBH FOR D GPF, DEUTSCHE INVEST I BRAZILIAN EQUITIES, DUKE POWER CO EMPLOYEE RETIREMENT PLAN, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, DWS EMERGING MARKETS EQUITY FUND AS SERIES OF DEUTSCHE DWS, DWS INVEST ESG GLOBAL EMERGING MARKETS EQUITIES, DWS INVEST LATIN AMERICAN EQUITIES, DWS INVESTMENT GMBH, DWS LATIN AMERICA EQUITY FUND, EARNEST INSTITUTIONAL LLC, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, EMERGING MARKETS COMPLETION FUND, L.P., EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII, EQUITAS MASTER FIA BDR NÍVEL I, EQUITAS MASTER SELECTION FI AÇÕES, EQUITAS PREV MASTER FI AÇÕES, EQUITAS PREVIDÊNCIA FI MULTIMERCADO, EURIZON CAPITAL SGR S.P.A, EURIZON EMERGING LEADERS ESG 50 - GENNAIO 2027, EURIZON EMERGING LEADERS ESG 50 - LUGLIO 2026, EURIZON EMERGING LEADERS ESG 50 - NOVEMBRE 2026, EURIZON EMERGING LEADERS ESG 50 - SETTEMBRE 2026, EUROPEAN CENTRAL BANK, Envolve Master FIA, EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, FAROL FUNDO DE INVESTIMENTO EM ACOES, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, FIRST TRUST EMERGING MARKETS HUMAN FLOURISHING ETF, FLEXSHARES MORNINGSTAR GLOBAL UPSTREAM RESOURCES INDEX FUND, FLEXSHARES STOXX GLOBAL BOND INFRASTRUCTURE INDEX FUND, FRANKLIN LIBERTYSHARES ICAV, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, FRG FUNDO DE INVESTIMENTO EM ACOES CLARITAS, FUNDAMENTAL LOW V I E M EQUITY, FUNDO DE INVESTIMENTO EM AÇÕES SÃO CONRADO, FUTURE FUND BOARD OF GUARDIANS, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, GENERAL ORGANISATION FOR SOCIAL INSURANCE, GENOA CAPITAL ARPA MASTER FUNDO DE INVESTIMENTO EM AÇÕES, JOHN HANCOCK HEDGED EQUITY INCOME FUND, GODFOND SVERIGE VARLDEN, H.E.S.T. AUSTRALIA LIMITED, HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO, IBM 401 (K) PLUS PLAN, IMCO EMERGING MARKETS PUBLIC EQUITY LP, INVESCO GLOBAL WATER ETF, INVESTEC GLOBAL STRATEGY FUND, INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL, INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI WATER MANAGEMENT MULTISECTOR ETF, ITAÚ NAVI LONG SHORT PREVIDÊNCIA FIM, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, KBC ECO FUND, MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, LATTICE EMERGING MARKETS STRATEGY ETF, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LVIP SSGA

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

EMERGING MARKETS EQUITY INDEX FUND, MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF, MAINSTAY CANDRIAM EMERGING MARKETS EQUITY FUND, MAINSTAY MACKAY INTERNATIONAL OPPORTUNITIES FUND, MANUKA INVESTMENTS LLC, MBB PUBLIC MARKETS I LLC, MERCER EMERGING MARKETS FUND, TOP 5681 FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO INVESTIMENTO NO EXTERIOR, MULTIPREV FIA, NAVI LONG BIASED MASTER FIM, NAVI LONG SHORT MASTER FIM, NORDEA GENERATIONSFOND 60-TAL, NORDEA GENERATIONSFOND 90-TAL, NORDEA STABIL, NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L, PRINCIPAL VARIABLE CONTRACTS FUNDS INC INT EMERG MAR ACCOUNT, REDWHEEL FUNDS - REDWHEEL SUSTAINABLE EMERGING MAR, RUSSEL INVESTMENTS GLOBAL EQUITY POOL, RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND, RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND, RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND, RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND, RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S., SALT RIVER PIMA-MARICOPA INDIAN C, SANTANDER SICAV, SCHRODER INTL SELECTION F - LATIN AMERICAN, Silvio Tini de Araújo, SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, SPP AKTIEINDEXFOND GLOBAL, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME), STOREBRAND SICAV, THE INCUBATION FUND, LTD., THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND, THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, VANGUARD INVESTMENT SERIES PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, MOAT CAPITAL FUNDO DE INVESTIMENTO EM AÇÕES MASTER, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER, WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD, WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC, WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV, JOHN HANCOCK DIVERSIFIED REAL ASSETS FUND, WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND, WELLINGTON TRUST COMPANY N.A., WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL, WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL, WA PREV IBRX ATIVO ACOES, WA EMPRESARIAL FIA, WILMINGTON TRUST COLLECTIVE INVESTMENT TRUST - PIO, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, JOHN HANCOCK INFRASTRUCTURE FUND, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III, MFS DEVELOPMENT FUNDS, LLC, ABSOLUTE PREVIDENCIÁRIO MASTER FIM, MSCI ACWI EX-U.S. IMI INDEX FUND B2, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, MANAGED PENSION FUNDS LIMITED, BEWAARSTICHTING NNIP I, AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, DESJARDINS GLOBAL BALANCED GROWTH FUND, DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF, EURIZON CAPITAL S.A., FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR, NEW AIRWAYS PENSION SCHEME, NORDEA GENERATIONSFOND 80-TAL, RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND, SPDR SP EMERGING MARKETS ETF, GENOA CAPITAL PULSE PREV A FIFE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO – RESPONSABILIDADE LIMITADA, GENOA CAPITAL VESTAS MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, LEGACY CAPITAL MASTER FIM, LEGACY CAPITAL ALPHA MASTER FIM, KBC EQUITY FUND, CIBC EMERGING MARKETS INDEX FUND, CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND, CLARITAS QUANT MASTER FIM, CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., CUSTODY BANK OF JAPAN, LTD. AS TR F HSBC BRAZIL NEW MO FUND, CUSTODY BANK OF JAPAN, LTD. STB BRAZIL STOCK M. F., ACTIVE M INTERNATIONAL EQUITY FUND, ASCENSION ALPHA FUND, LLC, DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, DFC EMERGING MARKETS EQUITY FUND

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Shareholders attending the Extraordinary Shareholders' Meeting through the remote voting form:

EQUITAS PREV XP MASTER FIA, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, HPE COMMON CONTRACTUAL FUND, HANDELSBANKEN LATINAMERIKA TEMA, INFRAD MASTER FUNDO DE INVESTIMENTO EM ACOES, ISHARES MSCI EMERGING MARKETS ETF, INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG, INVESCO MSCI EMERGING MARKETS ESG CLIMATE PARIS AL, INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN, INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL, ITAU FUNDS - LATIN AMERICA EQUITY FUND, CLARITAS BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, ISHARES CORE MSCI EMERGING MARKETS ETF, AVIVA LIFE PENSIONS UK LIMITED, AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, ISHARES ESG ADVANCED MSCI EM ETF, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, ISHARES S&P GLOBAL WATER INDEX FUND, IPROFILE INTERNATIONAL EQUITY PRIVATE POOL, ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF, ISHARES MSCI ACWI ETF, IVESCO FTSE RAFI EMERGING MARKETS ETF, JOHN HANCOCK FUNDS II MULTI-ASSET ABSOLUTE RETURN FUND, JOHN HANCOCK FUNDS II EMERGING MARKETS FUND, KAPITALFORENINGEN INVESTIN PRO, VELLIV EMERGING MA, KAPITALFORENINGEN SAMPENSION INVEST, GEM ENHANCED, KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E, JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND, LEGAL & GENERAL ICAV, LEIA GROUP TRUST, LGIASUPER TRUSTEE, LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, LGCY FI EM ACOES, MALIKO INVESTMENTS LLC, MACQUARIE MULTI-FACTOR FUND, MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND, JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF, MERCER EMERGING MARKETS EQUITY FUND, CONSTELLATION MASTER FUNDO DE INVESTIMENTO DE AÇÕES, MERCER UCITS COMMON CONTRACTUAL FUND, MGI FUNDS PLC, MINISTRY OF ECONOMY AND FINANCE, NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NATIONAL PENSION INSURANCE FUND, MEDIOLANUM BEST BRANDS - MEDIOLANUM GLOBAL IMPACT, MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL, NATIONAL EMPLOYMENT SAVINGS TRUST, NAVI INSTITUCIONAL MASTER FIA, NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY, GENOA CAPITAL CRUISE BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, NEW ZEALAND SUPERANNUATION FUND, MERCER EMERGING MARKETS SHARES FUND, MICROBANK SI IMPACTO RENTA VARIABLE, FI, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, NGS SUPER, NORDEA 1 SICAV NORDEA 1 STABLE EMERGING MARKETS EQUITY FUND, NORDEA 2, SICAV - EMERGING MKTS SUSTAINABLE ENHANCED EQ FUND, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, NORTHERN TRUST UCITS FGR FUND, NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS, NORDEA 1 SICAV - NORDEA 1 STABLE RETURN FUND, NORDEA DEDICATED INV FD, SICAV-FIS-MA LIQ ALTERNATIVE II FD, ABSOLUTE ENDURANCE IVP FIA, NORTHERN TRUST INVESTIMENT FUNDS PLC, NAVI A PREVIDÊNCIA FI EM AÇÕES MASTER, NAVI CRUISE MASTER FIA, NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS, PARAMETRIC EMERGING MARKETS FUND, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, PARAMETRIC TMEMC FUND, LP, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN, NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND, NORDEA 1- ALPHA 15 MA FUND, ABSOLUTE PACE MASTER FIM, NORGES BANK, NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING, PARTNERS GROUP LISTED INVESTMENTS SICAV - LISTED INFRASTRUCT, PACIFIC SELECT FUND, PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER, POOL REINSURANCE COMPANY LIMITED, PRINCIPAL GLOBAL INVESTORS FUNDS, PUBLIC EMPLOYEES' LONG-TERM CARE FUND, RUSSEL INVESTIMENT FUNDS NON.US. FUND, RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F, RUTGERS, THE STATE UNIVERSITY, SAS TRUSTEE CORPORATION POOLED FUND, SBC MASTER PENSION TRUST, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, SPP EMERGING MARKETS SRI, SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

TRUST, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, SSGA SPDR ETFS EUROPE I PLC, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, SHELL FOUNDATION, RUSSEL EMERGING MARKETS EQUITY POOL, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, STICHTING PENSIOENFONDS HOOGOVENS, STICHTING PGGM DEPOSITARY, SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA, STICHTING PENSIOENFONDS ING, STRIVE EMERGING MARKETS EX-CHINA ETF, SWISSCANTO (LU) EQUITY FUND, SYDBANK A/S, SYMMETRY PANORAMIC GLOBAL EQUITY FUND, TACAMI FIM PREVIDENCIARIO, TEACHER RETIREMENT SYSTEM OF TEXAS, SCHWAB EMERGING MARKETS EQUITY ETF, SEI INST INVEST TR WORLD EQ EX-US FUND, SPDR SP EMERGING MARKETS FUND, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, STATE STREET ICAV, STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, THE CHASE MAN BK AS TR OF DELTA MASTER FD, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, THE EMERGING M.S. OF THE DFA I.T.CO., THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL, STICHTING PHILIPS PENSIOENFONDS, GLOBAL X CLEAN WATER UCITS ETF, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, THE SAUDI SECOND INVESTMENT COMPANY, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, TEACHERS RETIREMENT ALLOWANCES, GUARDIAN GLOBAL UTILITIES VIP FUND, TELUS PENSIONS MASTER TRUST, THE HARTFORD BAL FD, A SRS OF THE HARTFORD MUTUAL FDS, INC, GUIDEMARK EMERGING MARKETS FUND, THE HARTFORD INTERNATIONAL VALUE FUND, HANDELSBANKEN BRASILIEN TEMA, HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, STATE STREET IRELAND UNIT TRUST, INTERNATIONAL EQUITIES PASSIVE B UNIT TRUST, TRINITY COLLEGE CAMBRIDGE, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET AGGRESSI, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET CAUTIOUS, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET GROWTH, TT ENVIRONMENTAL SOLUTIONS FUND, A SUB FUND OF TT, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET BALANCED, UNITED CORPORATIONS LIMITED, TEACHERS RETIREMENT SYSTEM OF OKLAHOMA, INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, INVESTERINGSFORENINGEN SYD INVEST, TEXAS PERMANENT SCHOOL FUND CORPORATION, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, VANGUARD EMERGING MARKETS SELECT STOCK FUND, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, THE MONETARY AUTHORITY OF SINGAPORE, ISHARES IV PUBLIC LIMITED COMPANY, VANGUARD EMERGING MARKETS SHARES INDEX FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, MSCI EQUITY INDEX FUND B - BRAZIL, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, MOAT BB PREV MASTER FUNDO DE INVESTIMENTO EM AÇÕES, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, VOYA EMERGING MARKETS INDEX PORTFOLIO, VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND, VOYA VACS SERIES EME FUND, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER, WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND, LM VALUATION FIA, WILMINGTON MULTI-MANAGER ALTERNATIVES FUND, WISDOMTREE EMERG MKTS QUALITY DIV GROWTH FUND, PARKER FOUNDATION, INC., PRINCIPAL FUNDS INC. - ORIGIN EMERGING MARKETS FUND, PRINCIPAL LIFE INSURANCE COMPANY, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX, TOP 5708 FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO INVESTIMENTO NO EXTERIOR, MOAT CAPITAL EQUITY HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, MOBIUS LIFE LIMITED, THE MASTER TRUST BANK OF JAPAN, LTD. AS TOS LATIN AEMF, UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST, MOATMULTI SEG PREV MASTER FUNDO DE INVESTIMENTO EM AÇÕES, MOAT CAPITAL EH PREV FIFE MULTIMERCADO

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

FUNDO DE INVESTIMENTO, MOAT CAPITAL LONG BIAS FUNDO DE INVESTIMENTO DE AÇÕES, NFS LIMITED, NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND, NORDEA EQUITY OPPORTUNITIES FUND, NN (L), NORDEA 1 - ALPHA 7 MA FUND, NORDEA 2 SICAV, NORDEA GENERATIONSFOND 70-TAL, NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST, NORDEA 2 - VAG OPTIMISED STABLE RETURN FUND, NORDEA DEDIC. INVEST. F., SICAV-FIS-MA LIQUID ALTER. I FUND, PICTET - GLOBAL MEGATREND SELECTION, NN PARAPLUFONDS 1 N.V, PHILADELPHIA GAS WORKS PENSION PLAN, PUBLIC SECTOR PENSION INVESTMENT BOARD, PICTET - EMERGING MARKETS INDEX, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, PLATO INSTITUTIONAL INDEX FUND, RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL, RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, CONSTELLATION BRADESCO 100 FIFE FIA, ACADIAN EMERGING MARKETS EQUITY II FUND, LLC, MOAT CAPITAL LONG BIAS FUNDO DE INVESTIMENTO MULTIMERCADO MASTER, MC CARPA EQUITY HEDGE FUNDO DE INVESTIMENTO EM AÇÕES, ONTARIO TEACHERS PENSION PLAN BOARD, ABSOLUTE PREVIDENCIÁRIO ITAÚ MASTER FIM, BOMBARDIER TRUST CANADA GLOBAL EQUITIES FUND, ARROWSTREET (DELAWARE) L/S FUND L.P., AVIVA INVESTORS, AWARE SUPER PTY LTD, BLACKROCK GLOBAL INDEX FUNDS, NORDEA 1 SICAV - GBP DIVERSIFIED RETURN FUND, CLARITAS ADVISORY ICATU PREVIDENCIA FIM, CLARITAS HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO LP, CLARITAS LONG BIAS PREV FIFE FIM, CLARITAS VALOR FIA, CORDIUS B, COMMONWEALTH EMERGING MARKETS FUND 2, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, E-L FINANCIAL CORPORATION LIMITED, EMERGING MARKETS INDEX NON-LENDABLE FUND, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, FIRST TRUST BRAZIL ALPHADEX FUND, FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, FORD MOTOR CO DEFINED BENEF MASTER TRUST, GENOA CAPITAL CRUISE PREV A FIFE MULTIMERCADO FUNDO DE INVESTIMENTO, GLOBAL X CLEAN WATER ETF, GAM STAR FUND PLC, GENOA CAPITAL CRUISE PREV C FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, HAND COMPOSITE EMPLOYEE BENEFIT TRUST, HIGHLAND PUBLIC INFLATION HEDGES FUND, ISHARES ENVIRONMENTAL INFRASTRUCTURE AND INDUSTRIA, ISHARES ESG MSCI EM LEADERS ETF, ISHARES MSCI ACWI LOW CARBON TARGET ETF, INTERNATIONAL MONETARY FUND, IU WA CORPORATE RV 25 FIM, JNL EMERGING MARKETS INDEX FUND, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, INVESTERINGSFORENINGEN DANSKE INVEST SELECT, INVESTERINGSFORENINGEN NORDEA INVEST STABIL BALANCERET KL, USAA INTERNATIONAL FUND, UTAH STATE RETIREMENT SYSTEMS, UTILICO EMERGING MARKETS TRUST PLC, XTRACKERS, XTRACKERS (IE) PUBLIC LIMITED COMPANY, XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY, NAVI FENDER MASTER FIA, GENOA CAPITAL RADAR MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME, HANDELSBANKEN GLOBAL INDEX CRITERIA, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, ISHARES PUBLIC LIMITED COMPANY, INVESTERINGSFORENINGEN NYKREDIT INVEST, TAKTISK ALLOKERING, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, LEGAL GENERAL CCF, LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC, LEGAL GENERAL U. ETF P. LIMITED COMPANY, LEGACY CAPITAL LONG BIASED MASTER MULTIMERCADO FIM, LEGAL GENERAL GLOBAL INFRASTRUCTURE INDEX FUND, ISHARES II PUBLIC LIMITED COMPANY, ABSOLUTE MACRO PREV FIM, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, NORDEA 1 - ALPHA 10 MA FUND, PREVIHONDA1, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, PEOPLE S BANK OF CHINA, RARE EMERGING MARKETS FUND, QSUPER, ICATU HARTFORD APOS, BRASIL WA FIA, METLIFE FIA, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, SCOTIA PRIVATE EMERGING MARKETS POOL, SEI INSTITUTIONAL INVESTMENTS TRUST SWE EX-US FUND, RUSSEL OVERSEAS EQUITY POOL, SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, STICHTING DEPOSITARY APG EME MULTI CLIENT POOL, STICHTING PENSIOENFONDS PGB, EWP PA FUND, LTD., SSTL AS DEPOSITARY OF FP BRUNEL PENSION PARTNERSHI, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, STATE OF WYOMING, CLARITAS LONG BIAS FUNDO DE INVESTIMENTO MULTIMERCADO, NAVI LONG SHORT XP SEGUROS PREVIDÊNCIA FIM, SWISSCANTO (LU), THE HARTFORD GLOBAL REAL ASSET FUND, SPAENGLER IQAM INVEST GMBH FOR SPAENGLER IQAM EQ EMER MKTS, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP,

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

SPP EMERGING MARKETS PLUS, VERIZON MASTER SAVINGS TRUST, VANGUARD ESG INTERNATIONAL, CITIPREVI TITANIUM FIA, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, TRANSAMERICA EMERGING MARKETS OPPORTUNITIES, TRIODOS SICAV I - TRIODOS FUTURE GENERATIONS FUND, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET DEFENSIV, WELLINGTON COMPOUND GROWTH, L.P., WELLINGTON DIVERSIFIED INFLATION HEDGES FUND, WASHINGTON STATE INVESTMENT BOARD, LEGG MASON LONG & SHORT M, WA PREV IBRX ALPHA MASTER, WM POOL - EQUITIES TRUST NO 74, VOYA VACS INDEX SERIES EM PORTFOLIO, WEST YORKSHIRE PENSION FUND, WA IBOVESPA ATIVO FIA, POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST, PRINCIPAL FUNDS, INC-INTERNATIONAL EMERGING MARKETS FUND, MC EQUITY HEDGE PLUS MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, PICTET - WATER, RIZE UCITS ICAV, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, PREVIHONDA PL APOSENT, ABSOLUTE PACE LONG BIASED MASTER FIA, ABSOLUTE VERTEX MASTER FIM, ABSOLUTE VERTEX PREV FIFE FIM, HANDELSBANKEN EMERGING MARKETS INDEX, BW DMO FUND, LTD., COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, DWS INVEST CLIMATE TECH, EMERGING MARKETS EQUITY FOCUS PORTFOLIO, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, ABSOLUTE BRASILPREV FIFE FIM, ABSOLUTE FIA FIFE PREV, CENTRAL PROVIDENT FUND BOARD, ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD, ABSOLUTE HEDGE MASTER FIM, ARROWSTREET CAPITAL NEWBURY FUND LIMITED, VANGUARD FUNDS PUBLIC LIMITED COMPANY, WELLINGTON GLOBAL PERSPECTIVES FUND (CANADA), SCHRODER INTERNATIONAL SELECTION FUND, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND, ABSOLUTE PACE PREV FIFE FIA, AEGON CUSTODY BV, ALASKA PERMANENT FUND, ALASKA COMMON TRUST FUND, ALBERTA INVESTMENT MANAGEMENT CORPORATION, ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES, ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, PRINCIPAL FINANCIAL SERVICES, INC, COMMONWEALTH SUPERANNUATION CORPORATION, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, AVADIS FUND, CATHAY UNITED BANK, IN ITS CAPACITY AS MASTER COEIB FUND, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, EMERGING MARKETS EQUITY INDEX MASTER FUND, EQUITAS SELECTION INSTITUCIONAL MASTER FI AÇÕES, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG ON BEHA, GENOA CAPITAL ARPA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, FUNDO PETROS FOF CLARITAS INSTITUCIONAL FIM, FIDELITY INVESTMENT FUNDS-FIDELITY SUST. WATER WASTE FUND, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, FIRST TRUST LATIN AMERICA ALPHADEX FUND, 3G RADAR MASTER FIA, ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM, ABSOLUTE ALPHA GLOBAL II MASTER FIA, ABSOLUTE ENDURANCE MASTER FIA, MERCER QIF FUND PLC, ABSOLUTE MACRO FD INCENT INFR MULT CP, KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND, AP PENSION LIVSFORSIKRINGSAKTIESELSKAB, AMERICAN HEART ASSOCIATION, INC., ANDRA AP-FONDEN, ABSOLUTE PREVIDENCIÁRIO MASTER II FIM, APOSTLE PEOPLE AND PLANET DIVERSIFIED FUND, AQR INNOVATION FUND, L.P., AQR UCITS FUNDS, ARERO - DER WELTFONDS -NACHHALTIG, ARGUCIA ENDOWMENT FUNDO DE INV MULTIMERCADO, ARIZONA PSPRS TRUST, ARKANSAS TEACHER RETIREMENT SYSTEM, ARROWSTREET CLARENDON TRUST FUND, ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, NV AM FAMILIA PREVIDENCIA FIA, BANK SINOPAC CO., LTD., IN ITS CAPACITY AS MASTER, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, BLACKROCK LIFE LIMITED, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, BLK MAGI FUND, BMO MSCI EMERGING MARKETS INDEX ETF, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, BRIDGEWATER PURE ALPHA EURO FUND, LTD., BRIDGEWATER PURE ALPHA STERLING FUND, LTD., BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD., BRIDGEWATER PURE ALPHA TRADING COMPANY LTD., BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, BRUNEI INVESTMENT AGENCY, BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND, BUREAU OF LABOR FUNDS - LABOR PENSION FUND, BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CAIXABANK EVOLUCION, FI, CAIXABANK CRECIMIENTO, FI, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, CAIXABANK OPORTUNIDAD, FI, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, CHEVRON UK PENSION PLAN, CANADA

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

PENSION PLAN INVESTMENT BOARD, CANDRIAM GLOBAL EMERGING MARKETS EQUITIES FUND LP, CHUBB CORPORATION MASTER RETIREMENT TRUST, CIBC EMERGING MARKETS EQUITY INDEX ETF, CITY OF NEW YORK GROUP TRUST, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, CLARITAS BTG PREVIDENCIA FIM, ARROWSTREET CAPITAL COPLEY FUND LIMITED, ABSOLUTE VERTEX PREV BRADESCO FIFE PREV FIM, CLARITAS INFLACAO INSTITUCIONAL FIM, CLARITAS INSTITUCIONAL MASTER FIM, CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO, CLARITAS MACRO PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIM, ISHARES MSCI BRAZIL ETF, CLARITAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS TOTAL RETURN MASTER FIM, CLARITAS VALOR INSTITUCIONAL II FIA, CLARITAS XP LONG BIAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO, CLARITAS XP TOTAL RETURN PREVIDENCIA FIFE FUNDO DE INVESTIME, CLARITAS QUANT MASTER II FIA, COLLEGE RETIREMENT EQUITIES FUND, COLONIAL FIRST STATE INVESTMENT FUND 50, CONSTELLATION 100 PREV FUNDO DE INVESTIMENTO MULTIMERCADO FIFE, CONSTELLATION 70 PREVIDENCIA FUNDO DE INVESTIMENTO PREVIDENCIA MULTIMERCADO, CONSTELLATION BP 100 PREV. FIA FIFE, CONSTELLATION CAMBARÁ FUNDO DE INVESTIMENTO EM AÇÕES, CONSTELLATION ICATU 70 PREV FUNDO DE INVESTIMENTO MULTIMERCADO, CONSTELLATION QUALIFICADO MASTER FUNDO DE INVESTIMENTO DE AÇÕES, CONSTELLATION SULAMERICA PREV FUNDO DE INVESTIMENTO MULTIMERCADO, CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND, CPPIB MAP CAYMAN SPC, CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING, DESJARDINS GLOBAL BALANCED STRATEGIC INCOME FUND, DEUTSCHE ASSET WEALTH MANAGEMENT INVESTMENT GMBH FOR D GPF, DEUTSCHE INVEST I BRAZILIAN EQUITIES, DUKE POWER CO EMPLOYEE RETIREMENT PLAN, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, DWS EMERGING MARKETS EQUITY FUND AS SERIES OF DEUTSCHE DWS, DWS INVEST ESG GLOBAL EMERGING MARKETS EQUITIES, DWS INVEST LATIN AMERICAN EQUITIES, DWS INVESTMENT GMBH, DWS LATIN AMERICA EQUITY FUND, EARNEST INSTITUTIONAL LLC, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, EMERGING MARKETS COMPLETION FUND, L.P., EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII, EQUITAS MASTER FIA BDR NÍVEL I, EQUITAS MASTER SELECTION FI AÇÕES, EQUITAS PREV MASTER FI AÇÕES, EQUITAS PREVIDÊNCIA FI MULTIMERCADO, EURIZON CAPITAL SGR S.P.A, EURIZON EMERGING LEADERS ESG 50 - GENNAIO 2027, EURIZON EMERGING LEADERS ESG 50 - LUGLIO 2026, EURIZON EMERGING LEADERS ESG 50 - NOVEMBRE 2026, EURIZON EMERGING LEADERS ESG 50 - SETTEMBRE 2026, EUROPEAN CENTRAL BANK, Envolve Master FIA, EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, FAROL FUNDO DE INVESTIMENTO EM ACOES, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, FIRST TRUST EMERGING MARKETS HUMAN FLOURISHING ETF, FLEXSHARES MORNINGSTAR GLOBAL UPSTREAM RESOURCES INDEX FUND, FLEXSHARES STOXX GLOBAL BOND INFRASTRUCTURE INDEX FUND, FRANKLIN LIBERTYSHARES ICAV, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, FRG FUNDO DE INVESTIMENTO EM ACOES CLARITAS, FUNDAMENTAL LOW V I E M EQUITY, FUNDO DE INVESTIMENTO EM AÇÕES SÃO CONRADO, FUTURE FUND BOARD OF GUARDIANS, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, GENERAL ORGANISATION FOR SOCIAL INSURANCE, GENOA CAPITAL ARPA MASTER FUNDO DE INVESTIMENTO EM AÇÕES, JOHN HANCOCK HEDGED EQUITY INCOME FUND, GODFOND SVERIGE VARLDEN, H.E.S.T. AUSTRALIA LIMITED, HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO, IBM 401 (K) PLUS PLAN, IMCO EMERGING MARKETS PUBLIC EQUITY LP, INVESCO GLOBAL WATER ETF, INVESTEC GLOBAL STRATEGY FUND, INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL, INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI WATER MANAGEMENT MULTISECTOR ETF, ITAÚ NAVI LONG SHORT PREVIDÊNCIA FIM, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, KBC ECO FUND, MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, LATTICE EMERGING MARKETS STRATEGY ETF, LEGAL & GENERAL COLLECTIVE

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

INVESTMENT TRUST, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF, MAINSTAY CANDRIAM EMERGING MARKETS EQUITY FUND, MAINSTAY MACKAY INTERNATIONAL OPPORTUNITIES FUND, MANUKA INVESTMENTS LLC, MBB PUBLIC MARKETS I LLC, MERCER EMERGING MARKETS FUND, TOP 5681 FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO INVESTIMENTO NO EXTERIOR, MULTIPREV FIA, NAVI LONG BIASED MASTER FIM, NAVI LONG SHORT MASTER FIM, NORDEA GENERATIONSFOND 60-TAL, NORDEA GENERATIONSFOND 90-TAL, NORDEA STABIL, NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L, PRINCIPAL VARIABLE CONTRACTS FUNDS INC INT EMERG MAR ACCOUNT, REDWHEEL FUNDS - REDWHEEL SUSTAINABLE EMERGING MAR, RUSSEL INVESTMENTS GLOBAL EQUITY POOL, RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND, RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND, RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND, RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND, RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S., SALT RIVER PIMA-MARICOPA INDIAN C, SANTANDER SICAV, SCHRODER INTL SELECTION F - LATIN AMERICAN, Silvio Tini de Araújo, SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, SPP AKTIEINDEXFOND GLOBAL, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME), STOREBRAND SICAV, THE INCUBATION FUND, LTD., THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND, THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, VANGUARD INVESTMENT SERIES PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, MOAT CAPITAL FUNDO DE INVESTIMENTO EM AÇÕES MASTER, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER, WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD, WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC, WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV, JOHN HANCOCK DIVERSIFIED REAL ASSETS FUND, WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND, WELLINGTON TRUST COMPANY N.A., WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL, WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL, WA PREV IBRX ATIVO ACOES, WA EMPRESARIAL FIA, WILMINGTON TRUST COLLECTIVE INVESTMENT TRUST - PIO, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, JOHN HANCOCK INFRASTRUCTURE FUND, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III, MFS DEVELOPMENT FUNDS, LLC, ABSOLUTE PREVIDENCIÁRIO MASTER FIM, MSCI ACWI EX-U.S. IMI INDEX FUND B2, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, MANAGED PENSION FUNDS LIMITED, BEWAARSTICHTING NNIP I, ASSET MANAGEMENT EXCHANGE UCITS CCF, AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, DESJARDINS GLOBAL BALANCED GROWTH FUND, DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF, EURIZON CAPITAL S.A., FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR, NEW AIRWAYS PENSION SCHEME, NORDEA GENERATIONSFOND 80-TAL, RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND, SPDR SP EMERGING MARKETS ETF, GENOA CAPITAL PULSE PREV A FIFE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO – RESPONSABILIDADE LIMITADA, GENOA CAPITAL VESTAS MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, LEGACY CAPITAL MASTER FIM, LEGACY CAPITAL ALPHA MASTER FIM, KBC EQUITY FUND, CIBC EMERGING MARKETS INDEX FUND, CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND, CLARITAS QUANT MASTER FIM, CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., CUSTODY BANK OF JAPAN, LTD. AS TR F HSBC BRAZIL NEW MO FUND, CUSTODY BANK OF JAPAN, LTD. STB BRAZIL STOCK M. F.,

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ACTIVE M INTERNATIONAL EQUITY FUND, ASCENSION ALPHA FUND, LLC, DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, DFC EMERGING MARKETS EQUITY FUND

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 1, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.